Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and, to the Extent Outstanding,

Associated Preferred Stock Purchase Rights, of

Orchid Cellmark Inc.

at

$2.80 Net Per Share

by

OCM Acquisition Corp.

a direct wholly owned subsidiary of

Laboratory Corporation of America Holdings

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY

TIME, ON TUESDAY, MAY 17, 2011, UNLESS THE OFFER IS EXTENDED.

OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of the Common Stock, the “Shares”), at a price of $2.80 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of April 5, 2011 (the “Merger Agreement”), by and among LabCorp, Purchaser and Orchid Cellmark. Following the completion of the Offer, Purchaser will be merged with and into Orchid Cellmark (the “Merger”), Orchid Cellmark will survive as a direct wholly owned subsidiary of LabCorp, and each Share not previously purchased in the Offer will be converted into the right to receive the Offer Price in cash.

The Orchid Cellmark board of directors (with one director abstaining), acting upon the unanimous recommendation of an independent committee of the board of directors, has: (i) determined that the Merger Agreement, the Offer, the Merger, the top-up option (as described in this Offer to Purchase) and the other transactions contemplated thereby are advisable, fair to and in the best interests of Orchid Cellmark and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the top-up option; and (iii) recommended that Orchid Cellmark’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and adopt the Merger Agreement, if necessary under applicable law.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by LabCorp or Purchaser, if any, represents at least a majority of the sum of (i) all Shares then outstanding, plus (ii) all Shares issuable upon the exercise, conversion or exchange of any outstanding Orchid Cellmark stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares whether or not then vested (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in this Offer to Purchase, including, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Condition”), (ii) the absence of any suspension of trading on NASDAQ, any banking moratorium in the United States or the State of New York or any material limitation by a governmental authority on extending credit by banks or other lending institutions (the “Trading Suspension Condition”) and (iii) other customary conditions as described in Section 14—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1-6. You should read this entire document carefully before deciding whether to tender your Shares.

Questions and requests for assistance may be directed to Morrow & Co., LLC, our Information Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, our Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any of the other Offer documents may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

The Dealer Manager for the Offer is:

BofA Merrill Lynch

April 19, 2011

IMPORTANT

Stockholders desiring to tender their Shares in the Offer must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender their Shares to Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of Orchid Cellmark Inc. (“Orchid Cellmark”) common stock, together with any associated preferred stock purchase rights, to the extent outstanding (the “Shares”)

Price Offered Per Share:	$2.80 net to you in cash, without interest, subject to any tax withholding

Scheduled Expiration of Offer:	5:00 p.m., New York City time, on Tuesday, May 17, 2011, unless extended

Purchaser:	OCM Acquisition Corp., a direct wholly owned subsidiary of Laboratory Corporation of America Holdings (“LabCorp”)

Orchid Cellmark Board Recommendation:	The board of directors (with one director abstaining), acting upon the unanimous recommendation of an independent committee of the board of directors, has recommended that you accept the Offer and tender your Shares

The following are some of the questions you, as a stockholder of Orchid Cellmark, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

Who is offering to buy my shares?

Purchaser is OCM Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of LabCorp, formed for the purpose of making this Offer and acquiring all outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning LabCorp and Purchaser.” In this Offer to Purchase, unless the context requires otherwise, the terms “we”, “our” and “us” refer to Purchaser.

What are the classes and amounts of securities being sought in the Offer?

We are seeking to purchase all outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment? Will I have to pay any fees or commissions?

We are offering to pay $2.80, net to you in cash, without interest and subject to any tax withholding, for each Share tendered and accepted for payment in the Offer (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”). If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares tendered in the Offer?

Yes. LabCorp will provide us with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. LabCorp has arranged for Purchaser to have sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See Section 10—“Source and Amount of Funds.”

What does the board of directors of Orchid Cellmark think of the Offer?

The Orchid Cellmark board of directors (with one director abstaining), acting upon the unanimous recommendation of an independent committee of the board of directors, has: (i) determined that the Merger Agreement, the Offer, the Merger, the top-up option and the other transactions contemplated thereby are advisable, fair to and in the best interests of Orchid Cellmark and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the top-up option; and (iii) recommended that Orchid Cellmark’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and adopt the Merger Agreement, if necessary under applicable law. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

What is the market value of my Shares as of a recent date?

On April 5, 2011, the last trading day before we announced the execution of the Merger Agreement, the closing price of Orchid Cellmark’s common stock reported on the NASDAQ Global Market was $2.01 per Share. On April 18, 2011, the last full trading day before commencement of the Offer, the closing price of Orchid Cellmark’s common stock reported on the NASDAQ Global Market was $2.76 per Share. We recommend that you obtain a recent quotation for Orchid Cellmark’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 5:00 p.m., New York City time, on Tuesday, May 17, 2011 to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use the guaranteed delivery procedure that is described in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended under certain circumstances. Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. We have agreed in the Merger Agreement that from time to time the Offer may be extended as follows:

•

If, on or prior to any scheduled expiration date, the only Offer conditions that have not been satisfied or waived (if permitted by the Merger Agreement) are the Minimum Condition, the HSR Condition, and/or the Trading Suspension Condition, then we must, at Orchid Cellmark’s request, extend the Offer for one or more successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions. However, we are not required to extend the Offer beyond the earlier of (i) the date that the Merger Agreement terminates in accordance with its terms and (ii) the date that is (a) 120 days after commencement of the Offer (the “Initial Outside Date”) or (b) 210 days after commencement of the Offer if the HSR Condition has not been satisfied or waived by LabCorp or us (if permitted by the Merger Agreement) by the Initial Outside Date.

•

If at any otherwise scheduled expiration date, any of the Offer conditions have not been satisfied or waived by LabCorp or us (if permitted by the Merger Agreement), we may, in our sole discretion, extend the Offer for one or more successive periods of not more than 10 business days each until the Merger Agreement terminates in accordance with its terms.

•

We must extend the Offer for any period required by applicable laws, rules or regulations of the Securities and Exchange Commission (the “SEC”) or the NASDAQ Stock Market, LLC (“NASDAQ”) until the Merger Agreement terminates in accordance with its terms.

See Section 1—“Terms of the Offer” for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

We are permitted to provide one subsequent offering period, and in some circumstances required to provide one subsequent offering period, by the Merger Agreement in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If more than 80% of the then outstanding Shares have been validly tendered and not properly withdrawn following the expiration of the Offer, we must, at the request of Orchid Cellmark, provide for a subsequent offering period of at least 10 business days immediately following the expiration date, unless:

•	We and LabCorp exercise the top-up option (as defined below); or

•	We, LabCorp and our respective subsidiaries, in the aggregate, own more than 90% of the outstanding Shares.

During a subsequent offering period, we will immediately accept for payment and promptly pay for all Shares validly tendered. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive the Offer Price, without interest and subject to any tax withholding. See Section 1—“Terms of the Offer.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform American Stock Transfer & Trust Company, the Depositary for the Offer (referred to as “AST” or the “Depositary”), and notify Orchid Cellmark stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, when counted together with the Shares beneficially owned by LabCorp or us, if any, represents at least a majority of:

•	all Shares then outstanding; plus

•

all Shares issuable upon the exercise, conversion or exchange of any outstanding Orchid Cellmark stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares, whether or not then vested.

We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer if, among other things:

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or terminated;

•

any legal restraint is in effect enjoining, restraining, preventing or prohibiting the consummation of the Offer or the Merger or making the consummation of the Offer or the Merger illegal or any governmental authority has instituted any proceedings seeking such a restraint;

•	any representations and warranties of Orchid Cellmark are not true and correct as of the dates specified in the Merger Agreement (subject to certain qualifications set forth in the Merger Agreement);

•

Orchid Cellmark breaches or fails to perform or comply with, in any material respect, any obligation, covenant or agreement required under the Merger Agreement prior to expiration of the Offer, and such breach or failure, if curable, is not cured prior to expiration of the Offer;

•	the Merger Agreement has terminated in accordance with its terms;

•

there has occurred and are continuing (i) any general suspension of, or limitation on trading in securities on NASDAQ (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally or in the State of New York, or (iii) any material limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other lending institutions; or

•

since the date of the Merger Agreement, any event, circumstance, change or occurrence has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Orchid Cellmark.

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to AST, the Depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to AST, the Depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by June 17, 2011, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

Can holders of vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. Prior to the Acceptance Time (as defined below), Orchid Cellmark is required to take all actions necessary to provide that:

(i)	each option outstanding on the closing date of the Merger be fully vested and exercisable prior to the Effective Time (as defined below);

(ii)	each option (other than options under Orchid Cellmark’s Amended and Restated 2005 Stock Plan, as amended (the “2005 Stock Plan”)) outstanding immediately prior to the Effective Time (each, a “Non-2005 Option”) that represents the right to acquire Shares shall be canceled and terminated as of the Effective Time; and

(iii)	each option outstanding under the 2005 Stock Plan immediately prior to the Effective Time (each, a “2005 Option”) that represents the right to acquire Shares shall be canceled and terminated as of the Effective Time and, unless exercised prior to the Effective Time, shall, to the extent the exercise price thereof is less than the Offer Price, instead represent solely the right to receive from Orchid Cellmark payment in cash (subject to any applicable withholding or other taxes) of an amount equal to the product of (A) the total number of Shares subject to such 2005 Option and (B) the excess, if any, of the Offer Price over the exercise price per Share subject to such 2005 Option.

In addition, prior to the Acceptance Time, Orchid Cellmark is required to provide holders of options with written notice that (i) their options may be fully exercised prior to the Effective Time and (ii) as of the Effective Time, all options will be canceled and terminated. See Section 13—“The Merger Agreement; Other Agreements—Effect of the Merger on Orchid Cellmark’s Capitalization—Treatment of Orchid Cellmark Stock Options.”

If Shares are purchased in the Offer, will Orchid Cellmark continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. After completion of the Merger, LabCorp will own all outstanding capital stock of Orchid Cellmark, and Orchid Cellmark’s common stock will no longer be publicly owned. Before the Merger, depending on the number of Shares purchased in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be traded through the NASDAQ Global Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, Orchid Cellmark may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly held companies.

After completion of the Offer, Orchid Cellmark has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Listing Rules, which means that Orchid Cellmark would be exempt from the requirement that Orchid Cellmark’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Governance Committee of Orchid Cellmark’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Orchid Cellmark’s board of directors. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for Shares in the Offer, we are required to merge with and into Orchid Cellmark, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and

Orchid Cellmark’s certificate of incorporation and bylaws, and a vote of Orchid Cellmark’s stockholders, if a vote is required. Orchid Cellmark will be the surviving corporation in the Merger and will become a direct wholly owned subsidiary of LabCorp. In the Merger, Orchid Cellmark stockholders who did not tender their Shares will receive the Offer Price per share in exchange for their Shares. If we acquire at least 90% of the outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the top-up option or otherwise, we are required to effect the Merger without convening a meeting of the Orchid Cellmark stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not tendered their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law (“DGCL”), if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the “top-up option” and when could it be exercised?

We negotiated for a “top-up option” under the Merger Agreement, which, in certain circumstances and subject to certain limitations, provides us with the option to purchase additional Shares from Orchid Cellmark at a price per Share equal to the Offer Price to ensure that LabCorp and we own one share more than 90% of the outstanding Shares (after giving effect to the top-up option Shares). The purpose of the top-up option is to permit us to complete the Merger without a special meeting of Orchid Cellmark’s stockholders under the “short form” merger provisions of the DGCL. See Section 13—“The Merger Agreement; Other Agreements” for a more detailed description of the top-up option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be canceled. Unless you exercise appraisal rights under the DGCL, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest paid on that amount. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under the DGCL. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Market, the quotation for the Shares on the NASDAQ Global Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Orchid Cellmark may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly held companies.

Who can I talk to if I have questions about the Offer?

You may call Morrow & Co., LLC, the Information Agent for the Offer, at (203) 658-9400 if you are a bank or broker or (877) 827-0538 if you are a stockholder, or you may call Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the Offer, at (888) 803-9655. See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent or our Dealer Manager. Neither the Information Agent nor the Dealer Manager are making any recommendation with respect to the Offer.

To the Holders of Orchid Cellmark Common Stock:

INTRODUCTION

OCM Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), is making an Offer to Purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of the Common Stock, the “Shares”), at a price of $2.80 per Share, net to the seller in cash, without interest and subject to any tax withholding (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Purchaser is making this Offer pursuant to an Agreement and Plan of Merger, dated as of April 5, 2011 (the “Merger Agreement”), by and among LabCorp, Purchaser and Orchid Cellmark. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of Orchid Cellmark’s stockholders, Purchaser will be merged with and into Orchid Cellmark, with Orchid Cellmark surviving the Merger as a direct wholly owned subsidiary of LabCorp (the “Merger “). At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares owned by LabCorp, Purchaser, Orchid Cellmark or their subsidiaries, or its stockholders who properly perfect their appraisal rights under the Delaware General Corporation Law (“DGCL”)) will be converted into the right to receive the Offer Price in cash, without interest and subject to any tax withholding.

The Orchid Cellmark board of directors (with one director abstaining), acting upon the unanimous recommendation of an independent committee of the board of directors (the “Orchid Special Committee”), has: (i) determined that the Merger Agreement, the Offer, the Merger, the top-up option (as described in this Offer to Purchase) and the other transactions contemplated thereby are advisable, fair to and in the best interests of Orchid Cellmark and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the top-up option; and (iii) recommended that Orchid Cellmark’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and adopt the Merger Agreement, if necessary under applicable law.

For factors considered by Orchid Cellmark’s board of directors, see Orchid Cellmark’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by LabCorp or Purchaser, if any, represents at least a majority of the sum of (i) all Shares then outstanding, plus (ii) all Shares issuable upon the exercise, conversion or exchange of any outstanding Orchid Cellmark stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares whether or not then vested (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in this Offer to Purchase, including, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Condition”), (ii) the absence of any suspension of trading on NASDAQ, any banking moratorium in the United States or the State of New York or any material limitation by a governmental authority on extending credit by banks or other lending institutions (the “Trading Suspension Condition”) and (iii) other customary conditions as described in Section 14—“Conditions of the Offer.”

Orchid Cellmark has informed Purchaser that, as of April 4, 2011 (i) 29,992,186 Shares were outstanding (ii) 2,718,160 Shares were issuable upon the exercise of all outstanding Orchid Cellmark stock options, and (iii) no shares of preferred stock were issued or outstanding. Based upon the foregoing, as of April 4, 2011, the Minimum Condition would be satisfied if 16,355,174 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and Purchaser accepts for payment and pays for the Shares tendered in the

Offer, Purchaser will be able to designate directors constituting a majority of Orchid Cellmark’s board of directors. See Sections 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters” and 13—“The Merger Agreement; Other Agreements.”

Oppenheimer & Co. Inc. (“Oppenheimer”), financial advisor to the Orchid Special Committee (as defined below), delivered its opinion to the Orchid Special Committee and Orchid Cellmark’s board of directors that, as of April 5, 2011 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $2.80 per Share in cash to be paid to the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair to such stockholders from a financial point of view. Oppenheimer provided its opinion to Orchid Cellmark’s board of directors for information and assistance in connection with Orchid Cellmark’s board of directors’ consideration of the Offer and the Merger. A copy of Oppenheimer’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, together with a summary of the material financial analyses utilized by Oppenheimer in connection with providing its opinion, is included in, or as an annex to the Schedule 14D-9. The Oppenheimer opinion is not a recommendation as to whether any holder of Shares should tender Shares in the Offer or how any holder of Shares should vote with respect to the Merger. Oppenheimer’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Oppenheimer as of, April 5, 2011. In addition, subsequent developments may affect Oppenheimer’s opinion and Oppenheimer does not have any obligation to update, revise or reaffirm its opinion.

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law.

If LabCorp, Purchaser and their subsidiaries hold, in the aggregate, at least 90% of the outstanding Shares after completion of the Offer, including any “subsequent offering period,” Purchaser is required to merge with and into Orchid Cellmark under the “short-form” merger provisions of the DGCL with or without prior notice to, or any action by, any other stockholder of Orchid Cellmark. See Section 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters.”

Under the Merger Agreement, if LabCorp, Purchaser and their subsidiaries do not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, Purchaser has an irrevocable option, subject to limitations, to purchase from Orchid Cellmark a number of additional Shares at a price per Share equal to the Offer Price sufficient to cause us to own one Share more than 90% of the Shares then outstanding, taking into account any Shares issued upon the exercise of the top-up option. We refer to this option as the “top-up option” and such additional Shares purchased pursuant to the top-up option as the “top-up option Shares.”

The exercise price for the top-up option Shares will be paid at Purchaser’s election either (i) entirely in cash or (ii) by paying in cash an amount equal to the aggregate par value of the top-up option Shares (or by paying such greater cash amount as determined by Purchaser) and by executing and delivering to Orchid Cellmark a promissory note, made by Purchaser for the benefit of Orchid Cellmark, having a principal amount equal to the balance of such purchase price. The promissory note will be full recourse against LabCorp and Purchaser, will be unsecured and non-negotiable, will be due one year from the date such top-up option Shares are issued, will bear simple interest of 5% per annum and may be prepaid without premium or penalty. For more information regarding the top-up option and certain limitations on exercising the top-up option see Section 13—“The Merger Agreement; Other Agreements—The Offer and the Merger—Top-Up Option.”

Stockholders who have not tendered their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Orchid Cellmark; Other Matters.” The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.” We recommend that stockholders consult their tax advisors regarding the tax consequences of the sale of Shares.

The Offer is only for Shares and not for any options to acquire Shares. See Section 13—“The Merger Agreement; Other Agreements—Effect of the Merger on Orchid Cellmark’s Capitalization—Treatment of Orchid Cellmark Stock Options” for more information about the treatment of stock options. The tax consequences to holders of options of exercising those securities are not described under Section 5—“Certain U.S. Federal Income Tax Consequences.” We recommend that holders of options consult their tax advisors for advice with respect to potential income tax consequences in connection with the decision to exercise or not exercise their options.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, which is acting as the Depositary for the Offer (“AST” or the “Depositary”), Morrow & Co., LLC, which is acting as the information agent for the Offer (the “Information Agent”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (the “Dealer Manager”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. YOU SHOULD READ THESE OFFER DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay $2.80 per Share, net to the seller in cash, without interest and subject to any tax withholding, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, May 17, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as extended by Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. Purchaser has agreed in the Merger Agreement that from time to time the Offer may be extended as follows:

•

If, on or prior to any scheduled expiration date, the only Offer conditions that have not been satisfied or waived (if permitted by the Merger Agreement) are the Minimum Condition, the HSR Condition, and/or the Trading Suspension Condition, then Purchaser must (and LabCorp must cause Purchaser to), at Orchid Cellmark’s request, extend the Offer for one or more successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions. However, Purchaser is not required to extend the Offer beyond the earlier of (i) the date that the Merger Agreement terminates in accordance with its terms and (ii) the date that is (a) 120 days after commencement of the Offer (the “Initial Outside Date”) or (b) 210 days after commencement of the Offer if the HSR Condition has not been satisfied or waived by LabCorp or Purchaser (if permitted by the Merger Agreement) by the Initial Outside Date (the “Extended Outside Date”).

•

If at any otherwise scheduled expiration date, any of the Offer conditions have not been satisfied or waived by LabCorp or us (if permitted by the Merger Agreement), Purchaser may, in our sole discretion, extend the Offer for one or more successive periods of not more than 10 business days each until the Merger Agreement terminates in accordance with its terms.

•	Purchaser must extend the Offer to the extent required by applicable laws, rules or regulations of the SEC or NASDAQ until the Merger Agreement terminates in accordance with its terms.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

Purchaser may, in its own discretion, provide for one “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer (the “Acceptance Time”). If more than 80% of the then outstanding Shares have been validly tendered and not properly withdrawn following the Expiration Date, Purchaser must, at the request of Orchid Cellmark, provide for a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act of at least 10 business days immediately following the Expiration Date, unless (i) Purchaser and LabCorp exercise the top-up option or (ii) Purchaser, LabCorp and their respective subsidiaries, in the aggregate, own more than 90% of the outstanding Shares. The subsequent offering period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. During the subsequent offering period, if any, Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. Purchaser cannot provide a subsequent offering period unless Purchaser announces the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period.

The Offer is not subject to any financing condition. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by LabCorp or Purchaser, if any, represents at least a majority of the sum of:

(i)	the Shares then outstanding; plus

(ii)	the Shares issuable upon the exercise, conversion or exchange of any outstanding Orchid Cellmark stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares whether or not then vested.

The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including:

(i)	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(ii)	the absence of any suspension of trading on NASDAQ, any banking moratorium in the United States or the State of New York or any material limitation by a governmental authority on extending credit by banks or other lending institutions; and

(iii)	other customary conditions as described in Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, Purchaser may, at any time and from time to time before the Expiration Date, increase the Offer Price, waive any Offer conditions or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of Orchid Cellmark, Purchaser may not:

(i)	decrease the Offer Price;

(ii)	change the form of consideration payable in the Offer;

(iii)	decrease the maximum number of Shares sought to be purchased in the Offer;

(iv)	impose conditions or requirements to the Offer in addition to the conditions and requirements described in Section 14—“Conditions of the Offer” or amend or modify any of the Offer conditions in a manner that adversely affects, or reasonably could adversely affect, the holders of the Shares;

(v)	change or waive the Minimum Condition; or

(vi)	extend or otherwise change the expiration of the Offer in a manner other than as required or permitted by the Merger Agreement.

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Common Stock occurring on or after the date of the Merger Agreement and prior to Purchaser’s acceptance for payment of, and payment for, Shares pursuant to the Offer. Under the Merger Agreement, Orchid Cellmark may not make such capitalization changes without LabCorp’s written consent from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the closing of the Merger. If the Offer Price is adjusted under this provision of the Merger Agreement, Purchaser will amend the Offer to reflect the adjusted Offer Price by giving oral or written notice of such amendment to the Depositary and will extend the Expiration Date for such period, if any, required by applicable law or the rules and regulations of the SEC.

Subject to Purchaser’s obligation to extend the Offer as described above, if by the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

(i)	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

(ii)	waive any of the unsatisfied conditions of the Offer, other than the Minimum Condition, and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

(iii)	extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

(iv)	amend or make modifications to the Offer.

If Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of Purchaser to delay the acceptance for payment of, or payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed promptly by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release via Business Wire.

If Purchaser makes a material change in the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought (discussed below), will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an Offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the Offer Price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires an Offer to remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an Offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Orchid Cellmark has agreed to provide Purchaser with Orchid Cellmark’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” If Purchaser provides a subsequent offering period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. See Section 1—“Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed, (or manually executed facsimile thereof) with any required signature guarantees; or

•

in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation (as defined below) and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at DTC (as defined below), according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify DTC of Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at DTC), promptly after the expiration or termination of the Offer.

If Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

Purchaser reserves the right to assign to LabCorp and/or one or more wholly owned subsidiaries of LabCorp any of its rights under the Merger Agreement, including the right to purchase Shares tendered in the Offer, but any transfer or assignment will not relieve LabCorp or Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•

for Shares held as certificates, the certificates for tendered Shares, a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the subsequent offering period);

•

for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed (or manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company (“DTC”), is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at DTC, the properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a Book-Entry Transfer of Shares into the Depositary’s account at DTC as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC and the Depositary, to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the subsequent offering period.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•

if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the Offer and the Share certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Date, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date; and

•

the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Market.

The Notice of Guaranteed Delivery may be delivered by courier or transmitted by telegram, facsimile transmission or mail (or if sent by DTC, a message transmitted through electronic means in accordance with the usual procedures of DTC and the Depositary; provided, however, that if the notice is sent by DTC through electronic means, it must state that DTC has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•

properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a Book-Entry Transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary at one of its addresses. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a Book-Entry Transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Orchid Cellmark’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of Orchid Cellmark’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Orchid Cellmark stockholders.

Options. The Offer is only for the outstanding Shares and not for any options or other rights to acquire Shares. See Section 13—“The Merger Agreement; Other Agreements” for a description of the treatment of Orchid Cellmark options in the Merger.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Share certificates, shall be resolved by Purchaser, in its sole discretion, whose determination shall be final and binding. Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, LabCorp, the Depositary, the Information Agent, the Dealer Manager, Orchid Cellmark or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the IRS Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after June 17, 2011, pursuant to Section 14(d)(5) of the Exchange Act. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered in a “subsequent offering period,” and no withdrawal rights apply during the “subsequent offering period” with respect to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, LabCorp, the Depositary, the Information Agent, the Dealer Manager, Orchid Cellmark or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences expected to result to the holders of Shares upon the tender of Shares for cash pursuant to the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the

Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen of the United States;

•

an individual who is a resident of the United States, which generally refers to a non-U.S. individual who (i) is a lawful permanent resident of the United States, (ii) is present in the United States for or in excess of certain periods of time or (iii) makes a valid election to be treated as a U.S. person;

•

a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

A non-U.S. holder should be aware that any gain realized upon the disposition of Shares in the Offer or the Merger also may be subject to U.S. federal income tax if, for such purposes, the Shares constitute a U.S. real property interest because Orchid Cellmark was a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Orchid Cellmark has not been, does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), if Orchid Cellmark is a USRPHC with respect to a non-U.S. holder, that non-U.S. holder’s Shares will be treated as U.S. real property interests only if that non-U.S. holder owned (actually or constructively) during the relevant statutory period more than five percent of the Shares. Non-U.S. holders who have owned (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger. Orchid Cellmark has represented to us that it has not been a USRPHC during the last five years.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption, provided that the Depositary does not have actual knowledge or reason to know that the holder is a U.S. holder. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Market under the symbol “ORCH.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Market, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2009
First Quarter	$0.75	$0.46
Second Quarter	$1.75	$0.58
Third Quarter	$2.20	$1.40
Fourth Quarter	$1.88	$1.41
Fiscal Year Ended December 31, 2010
First Quarter	$1.95	$1.42
Second Quarter	$2.19	$1.54
Third Quarter	$1.72	$1.35
Fourth Quarter	$2.14	$1.40
Fiscal Year Ending December 31, 2011
First Quarter	$2.29	$1.85
Second Quarter (through April 18, 2011)	$2.78	$1.95

On April 5, 2011, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NASDAQ Global Market was $2.01 per Share. On April 18, 2011, the last full trading day before the commencement of the Offer, the closing price reported on the NASDAQ Global Market was $2.76 per share. Stockholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised that Orchid Cellmark has never declared or paid a cash dividend with respect to the Shares since its initial public offering. The Merger Agreement provides that, without LabCorp’s written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the closing of the Merger, Orchid Cellmark may not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither LabCorp nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing and Controlled Company Status. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Market. NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Market (though not necessarily for listing on the NASDAQ Capital Market) if, among other possible grounds:

•	the total number of beneficial holders of round lots of Shares falls below 400;

•	the bid price for the Shares is less than $1 per share; or

•

(i) Orchid Cellmark has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares is less than $5 million or there are fewer than two active and registered market makers in the Shares, (ii) the market value of Orchid Cellmark’s listed securities is less than $50 million, the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million or there are fewer than four active and registered market makers in the Shares, or (iii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares is less than $15 million, there are fewer than four active and registered market makers in the Shares or Orchid Cellmark’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or two of the three most recently completed fiscal years).

Furthermore, the NASDAQ would consider delisting the Shares altogether if, among other possible grounds:

•	the number of publicly held Shares falls below 500,000;

•	the total number of beneficial holders of round lots of Shares falls below 300;

•	the market value of publicly held Shares is less than $1 million;

•	there are fewer than two active and registered market makers in the Shares;

•	the bid price for the Shares is less than $1 per share; or

•

(i) Orchid Cellmark has stockholders’ equity of less than $2.5 million, (ii) the market value of Orchid Cellmark’s listed securities is less than $35 million, and (iii) Orchid Cellmark’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the NASDAQ could discontinue quotations for the Shares. In this event, the market for the Shares would likely be adversely affected.

If the NASDAQ ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Orchid Cellmark will be eligible to elect “controlled company” status pursuant to Rule 5615(c) of the NASDAQ Listing Rules, which means that Orchid Cellmark would be exempt from the requirement that Orchid Cellmark’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Governance Committee of Orchid Cellmark’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Orchid Cellmark’s board of directors. Orchid Cellmark has agreed to elect “controlled company” status following completion of the Offer.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Orchid Cellmark to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Orchid Cellmark subject to registration, would substantially reduce the information required to be furnished by Orchid Cellmark to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Orchid Cellmark, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Orchid Cellmark and persons holding “restricted securities” of Orchid Cellmark to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Orchid Cellmark will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Orchid Cellmark

Orchid Cellmark. Orchid Cellmark Inc. (NASDAQ: ORCH) is a publicly traded Delaware corporation with its principal executive offices at 4390 US Route One, Princeton, New Jersey 08540. The telephone number of Orchid Cellmark at its executive offices is (609) 750-2200.

Orchid Cellmark is a leading international provider of DNA testing services primarily for forensic and family relationship applications. Orchid Cellmark is one of the largest providers of forensic DNA testing services and its DNA results are used by the criminal justice system to assist with the identification of perpetrators, the exclusion of suspects and the exoneration of wrongfully convicted individuals. The company provides DNA family relationship testing to numerous child services organizations and individuals seeking to verify parentage. Orchid Cellmark also serves immigration and security authorities for DNA testing of individuals. In the agriculture field, the company provides DNA testing services for selective trait breeding. The majority of Orchid Cellmark’s current customers are in the United States and the United Kingdom.

Available Information. Orchid Cellmark is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Orchid Cellmark’s directors and officers, their compensation, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Orchid Cellmark’s securities and any material interests of such persons in transactions with Orchid Cellmark is required to be disclosed in proxy statements distributed to Orchid Cellmark’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Orchid Cellmark that have been filed via the EDGAR system.

Sources of Information. Except as otherwise set forth herein, the information concerning Orchid Cellmark contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and other public sources. The information concerning Orchid Cellmark taken or derived from such documents and records is qualified in its entirety by reference to Orchid Cellmark’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of LabCorp, Purchaser, or any of their respective affiliates, the Information Agent, the Depositary or the Dealer Manager assumes responsibility for the accuracy or completeness of the information concerning Orchid Cellmark contained in such documents and records or for any failure by Orchid Cellmark to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning LabCorp and Purchaser

LabCorp. Laboratory Corporation of America Holdings (NYSE:LH) is a publicly traded Delaware corporation with its principal executive offices at 358 South Main Street, Burlington, North Carolina 27215. The telephone number at its executive offices is (336) 229-1127.

LabCorp is the second largest independent clinical laboratory company in the United States based on 2010 net revenues. Since LabCorp’s founding in 1971, it has grown into a national network of 51 primary laboratories and over 1,700 patient service centers along with a network of branches and STAT laboratories (which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately). Through its national network of laboratories, LabCorp offers a broad range of clinical laboratory tests that are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, LabCorp has developed specialty testing operations, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical trials.

Purchaser. Purchaser is a Delaware corporation that was recently formed by LabCorp to effect the Offer and the Merger. Purchaser is a direct, wholly owned subsidiary of LabCorp. Until immediately before the time Purchaser purchases Shares in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Purchaser’s principal executive office is located at c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215. The telephone number at that office is (336) 229-1127.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and LabCorp are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither LabCorp, nor Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of LabCorp or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Orchid Cellmark and (ii) neither LabCorp, Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Orchid Cellmark during the past 60 days.

Except as set forth in this Offer to Purchase, none of LabCorp, Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Orchid Cellmark or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between LabCorp or any of its subsidiaries (including Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Orchid Cellmark or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of LabCorp, Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of LabCorp, Purchaser or the persons listed in Schedule I has, during the past ten years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, LabCorp and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. LabCorp is subject to the filing requirements of the Exchange Act and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning LabCorp’s directors and officers, their compensation, options, stock appreciation rights, performance awards and restricted stock granted to them, the principal holders of LabCorp’s securities and any material interests of such persons in transactions with LabCorp is required to be disclosed in proxy statements distributed to LabCorp’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as other information filed by LabCorp and Purchaser with the SEC, may be inspected at the SEC’s public reference room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that LabCorp and Purchaser have filed with the SEC via EDGAR.

10.	Source and Amount of Funds

The Offer and the Merger are not subject to any financing condition. LabCorp and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $85.4 million plus any related transaction fees and expenses. Purchaser will acquire these funds from LabCorp, which intends to provide the funds out of available cash, cash equivalents, marketable securities and existing credit facilities. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer involves the purchase of all outstanding Shares and there is no financing condition to the completion of the Offer, we believe that the financial condition of Purchaser and LabCorp is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by LabCorp and Orchid Cellmark. Information about Orchid Cellmark was provided by Orchid Cellmark, and neither LabCorp nor Purchaser takes any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which LabCorp or its representatives did not participate. Information about LabCorp and Purchaser was provided by LabCorp and Purchaser, and Orchid Cellmark does not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Orchid Cellmark or its representatives did not participate.

As a regular part of its business, LabCorp has explored various strategic opportunities, including identifying and evaluating strategic acquisition candidates. On October 21, 2008, following previous communications between Orchid Cellmark and LabCorp starting in September 2008, LabCorp sent an unsolicited, non-binding indication of interest to Orchid Cellmark to acquire all of its outstanding stock. From late October 2008 through May 2009, a strategic committee of Orchid Cellmark’s board of directors, with the assistance of Orchid Cellmark’s management and financial and legal advisors, engaged in negotiations with LabCorp with respect to a possible acquisition. On May 9, 2009, LabCorp submitted its final indication of interest to acquire all of the outstanding stock of Orchid Cellmark for $2.50 per share in cash. On May 26, 2009, Orchid Cellmark notified LabCorp that it was unwilling to proceed with a transaction on the basis of the price set forth in LabCorp’s final indication of interest.

In January 2010, David P. King, Chairman and Chief Executive Officer of LabCorp, and Thomas A. Bologna, the President and Chief Executive Officer of Orchid Cellmark, had a conversation at a J.P. Morgan healthcare conference in San Francisco, California about a possible strategic transaction, but there was no further follow up at that time.

On or about August 17, 2010, Mr. King contacted James Beery, the then Chairman of Orchid Cellmark’s board of directors, to explore the possibility of reinitiating discussions with respect to a possible acquisition of Orchid Cellmark by LabCorp. On or about August 25, 2010, following a telephone conversation between Mr. Beery and Mr. King, Mr. King indicated to Mr. Beery that LabCorp would be interested in acquiring Orchid Cellmark for between $2.00 and $2.25 per share in cash, subject to confirmatory due diligence.

At the direction of Orchid Cellmark’s board of directors, Mr. Beery informed Mr. King on August 27, 2010 that the premium offered by LabCorp would need to be significantly increased before Orchid Cellmark would be willing to devote any time and expense pursuing the suggested transaction.

On August 30, 2010, Mr. King informed Mr. Beery that LabCorp was prepared to raise the indicated price range at which it would be interested in acquiring Orchid Cellmark to between $2.25 and $2.55 per share in cash, subject to confirmatory due diligence.

On September 9, 2010, Mr. Beery informed Mr. King that Orchid Cellmark’s board of directors was not prepared to accept a sale price of between $2.25 and $2.55 per share, but the indicated price range was sufficiently attractive to justify allowing LabCorp to conduct its confirmatory due diligence and commencing discussions between Orchid Cellmark and LabCorp about the potential transaction.

On September 17, 2010, Orchid Cellmark and LabCorp executed a confidentiality and standstill agreement and Orchid Cellmark began sharing confidential information with LabCorp on September 22, 2010 as part of LabCorp’s confirmatory due diligence review.

After conducting continued due diligence, on October 19, 2010, LabCorp provided a revised non-binding indication of interest to Orchid Cellmark to acquire all of Orchid Cellmark’s outstanding stock for $2.55 per share in cash, subject to additional confirmatory due diligence. The proposal provided that it would expire by its terms on November 19, 2010 and was conditioned upon Orchid Cellmark agreeing to a period of exclusive dealings with LabCorp until the November 19, 2010 expiration date.

On October 20, 2010, Mr. Beery informed Mr. King that Orchid Cellmark’s board of directors would review LabCorp’s proposal with its financial and legal advisors at the next scheduled meeting of Orchid Cellmark’s board of directors on November 9, 2010.

On November 18, 2010, Orchid Cellmark’s special transaction committee (the “Special Committee”), which was established by the Orchid Cellmark board of directors to, among other things, consider the LabCorp indication of interest, requested, and LabCorp extended, its October 19, 2010 indication of interest until December 22, 2010, subject to a period of exclusive dealings until the December 22, 2010 expiration date.

On December 7, 2010, at the direction of Orchid Cellmark’s Special Committee of the board of directors, a representative of Oppenheimer & Co, who had recently been engaged to act as financial advisor to the Special Committee, initiated discussions with representatives of LabCorp to confirm and clarify certain aspects of LabCorp’s indication of interest, including the indicated price per share. At this time, Oppenheimer informed LabCorp that it would provide feedback to LabCorp on its proposal after a meeting of the Special Committee to be held on December 14, 2010.

Between mid-December 2010 and February 3, 2011, LabCorp continued to conduct its confirmatory due diligence review of Orchid Cellmark. In addition, throughout this period, representatives of LabCorp, including its legal counsel, periodically contacted Orchid Cellmark and its representatives regarding due diligence matters.

On December 16, 2010, Oppenheimer informed LabCorp that it would provide a formal response to the indication of interest after the meeting of Orchid Cellmark’s board of directors scheduled for December 22, 2010.

On December 23, 2010, a representative of Oppenheimer contacted LabCorp and proposed a price of $3.00 per share. LabCorp responded that it would consider this information and respond to the proposal after due consideration. On January 4, 2011, LabCorp communicated to Oppenheimer that $3.00 per share was not acceptable. LabCorp indicated that it might be able to increase its last proposal by $0.05 or $0.10 per share and that a contingent value right or warrant based on future operating results may be acceptable. Oppenheimer responded that it would discuss this response with the Special Committee.

Throughout January 2011, Oppenheimer and the Special Committee continued to negotiate with LabCorp regarding the proposed purchase price per share in a potential transaction, as well as the terms of a potential exclusivity agreement between the parties.

On January 7, 2011, Oppenheimer contacted LabCorp and proposed a $2.80 per share price with no period of exclusive dealings. LabCorp responded that it would consider the proposal and get back to Oppenheimer with a response.

On January 18, 2011, LabCorp contacted Oppenheimer and indicated that it was prepared to proceed with a potential transaction at $2.80 per share, subject to Orchid Cellmark’s agreeing to a period of exclusive dealings. Oppenheimer indicated that it would discuss the proposal with the Special Committee. On January 31, 2011, after additional discussions between Oppenheimer and LabCorp, LabCorp provided Orchid Cellmark’s Special Committee with a revised written indication of interest to acquire all of the outstanding stock of Orchid Cellmark for $2.80 per share in cash including up to $1.5 million payable to holders of options to purchase Orchid Cellmark’s common stock with exercise prices below $2.80 per share, subject to continued confirmatory due diligence and a 30-day exclusivity period. Accompanying the revised indication of interest was the last draft of a merger agreement from the previous discussions between Orchid Cellmark and LabCorp that ended in May 2009 as a starting point for a merger agreement for the potential transaction. From January 31, 2011 to February 3, 2011, the Special Committee, with the assistance of Oppenheimer and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”), Orchid Cellmark’s outside counsel, negotiated the terms of the revised indication of interest with LabCorp.

On February 3, 2011, Orchid Cellmark and LabCorp entered into the non-binding indication of interest for LabCorp to acquire all of the outstanding stock of Orchid Cellmark for $2.80 per share in cash including up to $1.5 million payable to holders of options to purchase Orchid Cellmark’s common stock with exercise prices below

$2.80 per share, subject to continued confirmatory due diligence and a 30-day exclusivity period. Pursuant to the terms of this exclusivity agreement, Orchid Cellmark agreed that until expiration of the 30-day exclusivity period, it would not continue or enter into any agreement, discussion, or negotiation with, or provide information to, any third-party corporation, firm or person other than LabCorp, its representatives and agents, or initiate, solicit, or encourage any inquiries or proposals, with respect to the disposition of all or any material portion of the assets of Orchid Cellmark not in the ordinary course of business, or any business combination involving Orchid Cellmark whether by way of merger, consolidation, sale or other transaction.

From February 4, 2011 until April 4, 2011, LabCorp continued to conduct its due diligence review of Orchid Cellmark and its business. As part of this diligence process, Oppenheimer and a representative of Orchid Cellmark accompanied LabCorp on an on-site visit to Orchid Cellmark’s facilities in the United Kingdom on February 9, 2011 and February 10, 2011.

During the period between February 4, 2011 and the execution of the Merger Agreement with LabCorp on April 5, 2011, negotiations regarding the merger agreement took place among LabCorp, the Special Committee, Oppenheimer, Mintz Levin and Hogan Lovells US LLP, outside counsel to LabCorp (“Hogan Lovells”), including, but not limited to, negotiations regarding provisions relating to the non-solicitation commitments of Orchid Cellmark, the ability of Orchid Cellmark to terminate the merger agreement to accept a superior proposal, the amount of potential termination fees and when such fees are payable and a proposed requirement for the directors, officers and various stockholders of Orchid Cellmark to enter into voting and tender agreements with LabCorp. Mintz Levin and Hogan Lovells exchanged several drafts of the merger agreement and its various exhibits and schedules.

On March 6, 2011, in view of the expiration of the 30-day exclusivity period contained in the February 3, 2011 indication of interest, Orchid Cellmark and LabCorp entered into a revised non-binding indication of interest that included an extension of the exclusivity period until March 18, 2011 (which was subsequently extended to March 25, 2011).

On March 10, 2011, counsel to Mr. Bologna, contacted Hogan Lovells with respect to potential compensation for which Mr. Bologna was seeking with respect to his options to purchase Common Stock with exercise prices greater than $2.80 per share if a transaction between Orchid Cellmark and LabCorp were to be consummated. Between March 10, 2011 and April 5, 2011, Mr. Bologna’s counsel and representatives of Orchid Cellmark’s and LabCorp’s legal and financial advisors discussed these claims.

Between March 29, 2011 and April 5, 2011, Mintz Levin and Hogan Lovells, based on input from the Special Committee and LabCorp, respectively, negotiated the final terms of the merger agreement, including the removal of the requirement that the officers, directors and certain stockholders of Orchid Cellmark enter into voting and tender agreements with LabCorp, and LabCorp completed its confirmatory due diligence review.

On April 5, 2011, Mintz Levin informed Hogan Lovells that Mr. Bologna and Orchid Cellmark had entered into a waiver and release with respect to any claims by Mr. Bologna with respect to his options to purchase Common Stock with exercise prices greater than $2.80 per share. The waiver and release is described below under the caption “Waiver and Release—Thomas A. Bologna” discussed in Section 13 “The Merger Agreement; Other Agreements.”

On April 5, 2011, LabCorp’s board of directors approved the Offer at the Offer Price, the Merger Agreement, the Merger and related transactions.

That same day, following an Orchid Cellmark board meeting, a representative of Mintz Levin contacted a representative of Hogan Lovells to communicate the determination of the Orchid Cellmark board (with Mr. Bologna abstaining), upon the unanimous recommendation of the Special Committee, that the Merger Agreement and the transactions contemplated thereby are advisable, fair to, and in the best interests of, Orchid Cellmark and its stockholders, to approve the Merger Agreement and the transactions contemplated thereby and to recommend that the stockholders of Orchid Cellmark accept LabCorp’s offer, tender their Shares in the Offer and, if needed, adopt the Merger Agreement.

Later on the same day, the Merger Agreement was entered into by all of the parties thereto, which was announced in a joint press release of LabCorp and Orchid Cellmark disseminated on April 6, 2011.

12.	Purpose of the Offer; Plans for Orchid Cellmark; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable LabCorp, through Purchaser, to acquire control of, and the entire equity interest in, Orchid Cellmark. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of Orchid Cellmark. The purpose of the Merger is to acquire all outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all outstanding Shares.

If the Merger is completed, LabCorp will own 100% of the equity interests in Orchid Cellmark and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Orchid Cellmark and entitlement to any increase in its value. Similarly, LabCorp would also bear the risk of any losses incurred in the operation of Orchid Cellmark and any decrease in the value of Orchid Cellmark.

Orchid Cellmark stockholders who tender their Shares in the Offer will cease to have any equity interest in Orchid Cellmark and to participate in any future growth in Orchid Cellmark. If the Merger is completed, the current stockholders of Orchid Cellmark will no longer have an equity interest in Orchid Cellmark and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Orchid Cellmark will not bear the risk of any decrease in the value of Orchid Cellmark after selling their Shares in the Offer or the Merger.

Plans for Orchid Cellmark. Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Orchid Cellmark, the disposition of securities of Orchid Cellmark, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Orchid Cellmark, or the sale or transfer of a material amount of assets of Orchid Cellmark. After the purchase of the Shares in the Offer, we will be entitled to appoint our representatives to the board of directors of Orchid Cellmark in proportion to our ownership of the outstanding Shares, as described below under the caption “Orchid Cellmark’s Board of Directors” in Section 13—“The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Orchid Cellmark will be a direct wholly owned subsidiary of LabCorp. After completion of the Offer and the Merger, the reconstituted Orchid Cellmark board of directors expects to work with Orchid Cellmark’s management to evaluate and review Orchid Cellmark and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Orchid Cellmark into LabCorp’s business and market units. As a result of this review and integration, it is possible that we could implement changes to Orchid Cellmark’s business that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Purchaser and, after completion of the Offer and the Merger, the reconstituted Orchid Cellmark board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

After completion or termination of the Offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer. If we do not acquire sufficient Shares in the Offer, including any subsequent offering period, to complete the Merger under the “short-form” provisions of the DGCL, we expect to acquire additional Shares by exercising the top-up option, subject to the limitations set forth in the Merger Agreement.

13.	The Merger Agreement; Other Agreements

THE MERGER AGREEMENT

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated in this Offer to Purchase by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning LabCorp and Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer and the Merger

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable (and in any event within 10 business days) after the date of the Merger Agreement, and that, subject to the satisfaction, or waiver, of the conditions to the Offer that are described in Section 14—“Conditions of the Offer,” Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered and not properly withdrawn in the Offer as promptly as practicable after Purchaser is legally entitled to do so.

LabCorp and Purchaser expressly reserve the right to increase the Offer Price, to waive any Offer conditions or to make any other changes in the terms and conditions of the Offer, except that without Orchid Cellmark’s prior written consent Purchaser is not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•

impose conditions or requirements to the Offer or amend or modify any of the Offer conditions or in addition to the conditions and requirements described in Section 14—“Conditions of the Offer” in a manner that adversely affects or reasonably could adversely affect, the holders of Shares;

•	change or waive the Minimum Condition; or

•	extend or otherwise change the Expiration Date of the Offer in a manner other than as required or permitted by the Merger Agreement.

Unless extended pursuant to the Merger Agreement, the Offer will expire at 5:00 p.m. (New York City time) on May 17, 2011, which is 21 business days following commencement of the Offer (the “Initial Expiration Date”), or, if extended in accordance with the Merger Agreement, the date to which the Offer is so extended (the “Expiration Date”).

The Merger Agreement provides for the extension of the Offer by Purchaser in the following circumstances:

•

if, on or prior to any scheduled Expiration Date, the only Offer conditions that have not been satisfied or waived by LabCorp or Purchaser (if permitted by the Merger Agreement) are the Minimum Condition, the HSR Condition, and/or the Trading Suspension Condition, then Purchaser shall, at Orchid Cellmark’s request, extend the Offer for one or more successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions. However, Purchaser is not required to extend the Offer beyond the earlier of (a) the date that the Merger Agreement terminates in accordance with its terms and (b) (i) the Initial Outside Date or (ii) if the HSR Condition has not been satisfied or waived by LabCorp or Purchaser (if permitted by the Merger Agreement) by the Initial Outside Date, (the “Extended Outside Date”);

•

if at any otherwise scheduled Expiration Date, any of the Offer conditions have not been satisfied or waived by LabCorp or Purchaser (if permitted by the Merger Agreement), Purchaser may, in its sole discretion, extend the Offer for one or more successive periods of not more than 10 business days each until the Merger Agreement terminates in accordance with its terms; and

•	Purchaser must extend the Offer for any period required by applicable laws, rules or regulations of the SEC or NASDAQ, until the Merger Agreement terminates in accordance with its terms.

Purchaser may, in its sole discretion, provide for one subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. Additionally, if more than 80% of the then outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer following the Expiration Date, then Purchaser shall provide, at the request of Orchid Cellmark, one subsequent offering period of at least 10 business days immediately following the Expiration Date, unless (i) LabCorp and Purchaser exercise the top-up option or (ii) LabCorp, Purchaser and their subsidiaries, in the aggregate, own more than 90% of the outstanding Shares. See the below section titled “—Top-Up Option”.

Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Orchid Cellmark except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then Purchaser is required to promptly, and in any event within 24 hours, irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant to the Offer.

The Merger Agreement also requires LabCorp and Purchaser to prepare and file certain tender offer documents with the SEC, including a Tender Offer Statement on Schedule TO, this Offer to Purchase, a form Letter of Transmittal and related documents, and to provide Orchid Cellmark and its counsel with a reasonable opportunity to review and comment on such documents before they are filed with the SEC or disseminated to stockholders. Orchid Cellmark is required to file with the SEC a tender offer Solicitation/Recommendation Statement on Schedule 14D-9 that includes Orchid Cellmark’s board recommendation with respect to the Offer and must provide LabCorp and its counsel with a reasonable opportunity to review and comment on the document before it is filed with the SEC or disseminated to stockholders.

The Merger Agreement also provides that the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date of the Merger Agreement and prior to Purchaser’s acceptance for payment of, and payment for, Shares pursuant to the Offer. LabCorp also must cause to be provided to Purchaser all of the funds necessary to purchase any Shares and cause Purchaser to perform all of its obligations under the Merger Agreement.

Orchid Cellmark’s Board of Directors following Acceptance of Tendered Shares. Under the Merger Agreement, promptly after Purchaser accepts for payment and pays for Shares validly tendered and not properly withdrawn in the Offer as satisfies the Minimum Condition (the “Acceptance Time”), Purchaser is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Orchid Cellmark that is equal to the total number of directors on Orchid Cellmark’s board of directors (after giving effect to the directors so elected or appointed by Purchaser) multiplied by the percentage that the Shares beneficially owned by LabCorp, Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares then outstanding. At Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the Offer, Orchid Cellmark will promptly take such actions to enable Purchaser’s designees to be elected or designated to Orchid Cellmark’s board of directors, including filling vacancies or newly created directorships on Orchid Cellmark’s board of directors, increasing the size of Orchid Cellmark’s board of directors, including by amending Orchid Cellmark’s bylaws, if necessary, so as to increase the size of the board of directors, and/or securing the resignations of the applicable number of its incumbent directors. After the Acceptance Time, Orchid Cellmark has agreed to cause Purchaser’s designees to constitute the same percentage of each committee of Orchid Cellmark’s board of directors as on Orchid Cellmark’s board of directors, to the extent permitted by applicable law and the NASDAQ Listing Rules.

After the Acceptance Time and the election of Purchaser’s designees to Orchid Cellmark’s board of directors, Orchid Cellmark shall cause three directors who are currently members of Orchid Cellmark’s board of directors to remain as directors at least until completion of the Merger. We refer to these remaining directors as the “Continuing Directors.” The Merger Agreement provides that:

•

each Continuing Director will be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules and eligible to serve on the audit committee of Orchid Cellmark’s board of directors under the Exchange Act and NASDAQ Listing Rules; and

•	at least one Continuing Director will be an “audit committee financial expert” as defined in Regulation S-K.

If any Continuing Director is unable to serve due to death, disability or resignation, Orchid Cellmark will take necessary action so that the remaining Continuing Director or Continuing Directors are entitled to elect or designate another person or persons to fill the vacancy or vacancies, each of whom will be deemed to be a Continuing Director. If no Continuing Directors remain, the other directors will designate three persons to fill the vacancies, each of whom will be deemed to be a Continuing Director. Between the Acceptance Time and completion of the Merger, if Purchaser’s designees constitute a majority of Orchid Cellmark’s board of directors, the approval of a majority of the Continuing Directors (in addition to the approval rights of the Orchid Cellmark board of directors or its stockholders as may be required) is required for Orchid Cellmark to:

•	amend or terminate the Merger Agreement;

•

exercise or waive any of Orchid Cellmark’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect the holders of Shares (other than LabCorp and Purchaser);

•	amend Orchid Cellmark’s certificate of incorporation or bylaws, if such action would materially and adversely affect the holders of Shares (other than LabCorp and Purchaser); or

•

take any other action of the Orchid Cellmark board of directors under or in connection with the Merger Agreement if the action would materially and adversely affect the holders of Shares (other than LabCorp or Purchaser).

If there are no Continuing Directors as a result of the directors’ deaths, disabilities or refusal to serve, then the actions set forth in the four bullet points above may be taken by majority vote of the entire Orchid Cellmark board of directors.

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Orchid Cellmark and, as a result of the Merger, the separate corporate existence of Purchaser will cease; and

•

Orchid Cellmark will be the surviving corporation in the Merger (which we refer to as the “Surviving Corporation”) and will continue its existence under the DGCL as a wholly owned subsidiary of LabCorp.

Purchaser and the Surviving Corporation will take all necessary actions such that, after the Effective Time (as defined below) of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended to be in the form attached to the Merger Agreement, until thereafter amended as provided therein or applicable law, and (ii) the bylaws of Purchaser as in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation, until thereafter amended as provided therein or applicable law; provided that LabCorp shall keep in effect certain provisions in the certificate of incorporation and bylaws to comply with the indemnification requirements set forth in the Merger Agreement.

The Closing. Unless the parties agree otherwise in writing, the closing of the Merger will occur at 10:00 AM (New York City time) on a date to be specified by the parties (the “Closing Date”) that is no later than the third business day after satisfaction or waiver of all of the closing conditions.

Effective Time of the Merger. As soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger in accordance with the applicable provisions of the DGCL. The Merger will become effective upon the filing of the certificate of merger; or at such later time and date agreed to by the parties and specified in the certificate of merger (the “Effective Time”).

Directors and Officers of the Surviving Corporation. The directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation after the Effective Time.

Stockholders’ Meeting. If approval of the Orchid Cellmark stockholders is required under the DGCL to consummate the Merger, Orchid Cellmark will prepare and file with the SEC a proxy statement with respect to a special meeting as promptly as practicable after the Acceptance Time and after any subsequent offering period. Under the Merger Agreement, Orchid Cellmark must include in the proxy statement the recommendation of Orchid Cellmark’s board of directors that the stockholders of Orchid Cellmark vote in favor of the adoption of the Merger Agreement. Orchid Cellmark also will respond promptly to any SEC comments on the proxy statement and provide LabCorp, Purchaser and their counsel a reasonable opportunity to review and suggest changes to any written responses before they are filed with the SEC.

Orchid Cellmark, acting through its board of directors, has agreed to:

•

as promptly as practicable after the Acceptance Time and the expiration of any subsequent offering period, duly set a record date for, call and give notice of a special meeting of Orchid Cellmark’s stockholders, which we refer to as the “special meeting,” for the purpose of considering and taking action upon the Merger Agreement, and convene and hold the special meeting;

•	cause a definitive proxy statement for the special meeting to be mailed to Orchid Cellmark’s stockholders; and

•

use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement and secure the approval of the stockholders required by the DGCL and any other applicable law to effect the Merger.

At the special meeting or any postponement or adjournment thereof, LabCorp will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or their respective subsidiaries in favor of adoption of the Merger Agreement.

Short Form Merger: Merger Without a Stockholders’ Meeting. If LabCorp, Purchaser and their subsidiaries hold, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of Orchid Cellmark entitled to vote on the Merger which we refer to as the “short form threshold,” after the Acceptance Time and after any subsequent offering period, and the exercise of the top-up option, if applicable, LabCorp will cause the Merger to become effective as promptly as practicable without a meeting of Orchid Cellmark’s stockholders pursuant to the DGCL.

Top-Up Option. Pursuant to the Merger Agreement, Orchid Cellmark granted to Purchaser an irrevocable option, referred to as the “top-up option,” to purchase, at a price per Share equal to the Offer Price, that number of Shares that is equal to the lowest number of Shares that, when added to the number of Shares owned by LabCorp, Purchaser and their respective subsidiaries at the time of exercise, constitutes one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the top-up option Shares). The exercise price for the top-up option is to be paid at Purchaser’s election either (i) entirely in cash, or (ii) by paying in cash an amount equal to the aggregate par value of such top-up option Shares (or by paying such greater amount as determined by Purchaser) and by executing and delivering to Orchid Cellmark a promissory note equal to the balance of such purchase price. The promissory note shall be full recourse against LabCorp and Purchaser, shall be unsecured and non-negotiable, shall be due one year from the date the top-up option Shares are issued, shall bear simple interest at 5% per annum and may be prepaid without premium or penalty. The top-up option is not exercisable unless immediately after such exercise and the issuance of Shares pursuant to the top-up option, the short-form threshold would be reached and LabCorp, Purchaser and their respective subsidiaries would hold, in the aggregate, at least 90% of the Shares then outstanding. The top-up option is not exercisable for a number of Shares in excess of Orchid Cellmark’s total authorized and unissued Shares (reduced by the number of Shares issuable upon the exercise, conversion or exchange of any vested options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares outstanding on the date of exercise of the top-up option). The obligation of Orchid Cellmark to issue such top-up option Shares will be subject to compliance with all applicable SEC and stock exchange requirements. Unless an applicable law or other legal impediment prohibits the exercise of the top-up option or the issuance of top-up option Shares pursuant thereto, Purchaser may exercise the top-up option, in whole but not in part, at any one time after the Acceptance Time and prior to the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) five business days following the expiration of any subsequent offering period (including one or more extensions thereof).

Effect of the Merger on Orchid Cellmark’s Capitalization

Conversion of Capital Stock and Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of LabCorp, Purchaser, Orchid Cellmark or the holder of any Shares:

•

each issued and outstanding share of Purchaser’s common stock will be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value of $0.001 per share, of the Surviving Corporation;

•

all Shares owned by Orchid Cellmark or by LabCorp, Purchaser or any of their respective subsidiaries will be automatically canceled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and

•

each outstanding Share (other than Shares to be canceled in accordance with the preceding bullet point and other than Shares held by a holder who properly demands their appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest.

After the Effective Time, the Shares will no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Shares, other than Shares held by a holder who demands their appraisal rights with respect to the Shares, will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such Shares. The price to be paid for each Share in the Merger will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock or cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or similar change with respect to the Shares that occurs prior to the Effective Time. Prior to the Effective Time, LabCorp or Purchaser will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Treatment of Orchid Cellmark Stock Options. Prior to the Acceptance Time, Orchid Cellmark is required to take all actions necessary to provide that (i) each option to purchase Common Stock outstanding on the closing date of the Merger be fully vested and exercisable prior to the Effective Time, (ii) each option (other than options under Orchid Cellmark’s Amended and Restated 2005 Stock Plan, as amended (the “2005 Stock Plan”)) outstanding immediately prior to the Effective Time (each, a “Non-2005 Option”) that represents the right to acquire Shares be canceled and terminated and of no further force or effect as of the Effective Time and (ii) each option outstanding under the 2005 Stock Plan immediately prior to the Effective Time (each, a “2005 Option”) that represents the right to acquire Shares be canceled and terminated and of no further force or effect as of the Effective Time and, unless exercised prior to the Effective Time, shall, to the extent the exercise price thereof is less than the Offer Price, instead represent solely the right to receive from Purchaser in cash (subject to any applicable withholding or other taxes) of an amount equal to the product of (A) the total number of Shares subject to such 2005 Option and (B) the excess, if any, of the Offer Price over the exercise price per Share subject to such 2005 Option. In addition, prior to the Acceptance Time, Orchid Cellmark is required to provide holders of options with written notice that (i) their options may be fully exercised prior to the Effective Time and (ii) as of the Effective Time, all options will be canceled and terminated. In addition, Orchid Cellmark is required to take all actions necessary to terminate any plans that provide for equity awards to plan participants that are effective at or prior to the Effective Time that have not previously been terminated.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Orchid Cellmark to LabCorp and Purchaser and representations and warranties made by LabCorp and Purchaser to Orchid Cellmark. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Orchid Cellmark has made customary representations and warranties to LabCorp and Purchaser with respect to, among other things:

•	the organization, valid existence, good standing, qualification to do business and corporate power and authority of Orchid Cellmark and its subsidiaries;

•	its capitalization and the declaration of any dividends or distributions;

•	the validity of the Merger Agreement, including approval by Orchid Cellmark’s board of directors;

•	the corporate authority of Orchid Cellmark to execute the Merger Agreement as a legal, valid, binding and enforceable obligation;

•	the absence of approvals, filings and consents to complete the Offer or the Merger and no violations of laws, governance documents or agreements;

•	the proper and timely filing and accuracy of SEC documents;

•	the conformity of financial statements with GAAP;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	compliance with applicable NASDAQ Listing Rules;

•	the establishment and maintenance of disclosure controls;

•

the effectiveness of internal controls over financial reporting to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made in accordance with the authorization of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Orchid Cellmark’s assets that would materially affect Orchid Cellmark’s financial statements;

•

the disclosure to Orchid Cellmark’s auditors and audit committee of any significant deficiencies or material weakness in the design or operation of internal controls over financial reporting and of any fraud or allegation of fraud involving management or other employees who have a significant role in Orchid Cellmark’s internal controls over financial reporting;

•	loans to Orchid Cellmark’s executive officers or directors;

•	the absence of certain undisclosed liabilities;

•

conduct of business and absence of certain changes or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined below);

•	the absence of certain legal proceedings;

•	compliance with laws, permits, accreditations and legal payments;

•	the information contained in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

•	various tax matters and compliance with tax laws;

•	various employee benefits and labor matters and approval of certain compensatory arrangements by the compensation committee of Orchid Cellmark’s board of directors;

•	various environmental matters and compliance with environmental laws;

•	the existence, validity, enforceability, absence of breach and certain terms involving certain material contracts;

•	the existence of certain government contracts and compliance with laws related to government contracting;

•	title to real property and certain related matters;

•	the ownership and validity of intellectual property rights;

•	insurance coverage;

•	privacy and data protection;

•	information on the largest customers of Orchid Cellmark, based on sales;

•	the opinion of Orchid Cellmark’s financial advisor, Oppenheimer, that the Offer Price is fair, from a financial point of view, to Orchid Cellmark’s stockholders;

•	Orchid Cellmark’s obligations to pay broker, finder or financial advisor fees and expenses in connection with the Offer and the Merger;

•	the inapplicability of state takeover statutes to the Offer or the Merger; and

•	transactions with related parties.

Some of the representations and warranties in the Merger Agreement made by Orchid Cellmark are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, circumstance, change, occurrence or effect, whether or not such event, circumstance, change, occurrence or effect would be inconsistent with the representations and warranties of Orchid Cellmark, that (i) is materially adverse to, or has a material adverse effect on, the business, properties, financial condition or results of operations of Orchid Cellmark and its subsidiaries taken as a whole or (ii) prevents or materially adversely affects Orchid Cellmark’s ability to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement. The definition of “Company Material Adverse Effect” excludes any event, circumstance, change, occurrence or effect arising out of, resulting from or attributable to:

•	acts of war or major armed hostilities, sabotage or terrorism or any escalation or worsening thereof;

•	compliance with the terms of, or taking action required by, the Merger Agreement;

•	changes in GAAP;

•

any change in the price or trading volume of Orchid Cellmark’s Common Stock in and of itself (it being understood that the circumstances underlying such change may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect);

•

any change in any analyst rating of Orchid Cellmark in and of itself (it being understood that the circumstances underlying such change may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect);

•	the announcement or pendency of the transactions contemplated by the Merger Agreement;

•

changes affecting the industries in which Orchid Cellmark and its subsidiaries operate, other than changes that have a disproportionate adverse impact on Orchid Cellmark and its subsidiaries taken as a whole compared to other businesses competing in such industries; and

•

any failure, in and of itself, by Orchid Cellmark to meet any internal or published projections, forecasts, or predictions of revenue, earnings or any other financial measure (it being understood (i) that the circumstances giving rise to or contributing to such failure, including any decrease in revenue or earnings or any other adverse change in any other financial measure from past experience, may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect and (ii) that nothing in this exception shall be deemed to qualify the covenants of Orchid Cellmark relating to capital expenditures and acquisitions for purposes of determining whether the Offer conditions have been met).

In the Merger Agreement, LabCorp and Purchaser have made customary representations and warranties to Orchid Cellmark with respect to, among other things:

•	corporate matters, such as their organization, valid existence and good standing;

•	their corporate power and authority to execute and perform the Merger Agreement and the validity of the Merger Agreement;

•	the absence of approvals, filings, consents to complete the Offer or the Merger and no violations of laws, governance documents or agreements;

•

the information contained in this Offer to Purchase, Orchid Cellmark’s Solicitation/Recommendation Statement filed on Schedule 14D-9, and any proxy statement relating to a special meeting concerning the Merger;

•	ownership by LabCorp of the outstanding capital stock of Purchaser and the conduct of Purchaser’s operations;

•	broker or financial advisor fees;

•	sufficiency of funds; and

•	litigation.

Additional Covenants and Agreements

Conduct of Orchid Cellmark’s Business Prior to the Merger. Except as expressly permitted by the Merger Agreement or as required by applicable law, until the earlier of the termination of the Merger Agreement or the Effective Time, Orchid Cellmark will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice; and

•

use commercially reasonable efforts to maintain and preserve intact in all material respects its business organization and the goodwill of its business relationships and to retain the services of its present officers and key employees.

Except as expressly permitted by the Merger Agreement or required by applicable law, until the Effective Time, the Merger Agreement expressly restricts the ability of Orchid Cellmark or its subsidiaries to, without LabCorp’s prior written consent:

•

issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock or any securities or rights convertible into, exchangeable or exercisable for any shares of its capital stock, or grant rights, warrants, options, calls, commitments or any other agreements of any kind to acquire shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, provided that Orchid Cellmark may issue shares of its Common Stock upon the exercise of options granted under certain stock plans that are outstanding as of the date of the Merger Agreement;

•

redeem, purchase or otherwise acquire any shares of its capital stock or any other equity interests or any rights, warrants, options, calls commitments or any other agreements of any kind to acquire shares of its capital stock, voting securities or equity interests;

•

declare, set aside or pay any dividend or other distribution on Orchid Cellmark’s capital stock or otherwise make any payments to its stockholders (other than dividends by a direct or indirect wholly owned subsidiary of Orchid Cellmark to its parent);

•	split, combine, subdivide or reclassify any shares of Orchid Cellmark’s capital stock;

•

amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of Orchid Cellmark’s stock plans, any stock option agreement, any restricted stock purchase agreement or any similar or related contract (other than any acceleration of vesting under the provisions of Orchid Cellmark’s stock plans or any agreement evidencing any outstanding stock option or other right to acquire capital stock of Orchid Cellmark or any restricted stock purchase agreement or any similar or related contract, including any employment agreement, as in effect on the date of the Merger Agreement);

•

incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Orchid Cellmark or any of its subsidiaries;

•

sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of subsidiaries) to any person, except (i) pursuant to contracts in force on the date of the Merger Agreement and listed on the appropriate disclosure schedule, (ii) dispositions of obsolete or worthless assets, or (iii) sales of properties or assets (excluding securities of subsidiaries) in the ordinary course of business consistent with Orchid Cellmark’s past practices and that are not material in amount or significance;

•

sell, transfer, license, lease, mortgage, encumber or otherwise dispose of or subject to any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of Orchid Cellmark’s intellectual property, other than in the ordinary course of business and consistent with past practice;

•

make any capital expenditures which (i) involve the purchase of real property, (ii) are not reflected in Orchid Cellmark’s 2011 capital budget, or (iii) are individually in excess of $120,000 (regardless of whether reflected as a capital expenditure in the 2011 capital budget);

•

acquire (i) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, any person or division, business or equity interest of any person or (ii) any assets except in the ordinary course of business consistent with past practice;

•	make any material investment in, or loan or advance to, any person other than a direct or indirect wholly owned subsidiary of Orchid Cellmark;

•

terminate or amend any material contract, enter into or modify any contract that restricts engagement in any line of business, including in any geographic area, or amend or modify Orchid Cellmark’s engagement letter with Oppenheimer;

•

(i) pay any bonus or make any profit-sharing or similar payment to or increase the compensation of any of its directors, officers or employees or (ii) enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus, incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with any stockholder, director, officer, other employee, consultant or affiliate, other than (x) as required pursuant to applicable law or the terms of certain agreements and (y) increases in salaries, wages and benefits of employees (other than officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice; provided that any such actions are approved by the compensation committee of the Orchid Cellmark board of directors as an “employment compensation arrangement” to the extent required by the Merger Agreement in connection with Rule 14d-10(d) of the Exchange Act;

•

make, revoke or change any material tax election, enter into any closing agreement, settle or compromise any material tax claim or assessment, surrender any right to claim a tax refund or obtain any tax ruling or waive or extend the statute of limitations in respect of any material tax, (other than extensions of time to file tax returns in the ordinary course of business);

•	make any changes in financial or tax accounting methods, principles or practices, except as may be required by a change in GAAP or applicable law;

•	amend the governing documents of Orchid Cellmark or its subsidiaries or the Rights Agreement (as defined below);

•	adopt any new stockholder rights or similar plans;

•	withdraw or modify approval by the compensation committee of the Orchid Cellmark board of directors of certain compensation arrangements;

•

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, other than transactions exclusively between wholly owned subsidiaries of Orchid Cellmark;

•

pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than those reflected or reserved against in Orchid Cellmark’s most recent consolidated financial statements included in its SEC filings or incurred since the date of the financial statements in the ordinary course of business consistent with past practice;

•

issue any broadly distributed communication to employees or customers without the prior approval of LabCorp, except for communications in the ordinary course of business that do not relate to the transactions contemplated by the Merger Agreement;

•	settle or compromise any litigation, proceeding or investigation material to Orchid Cellmark and its subsidiaries taken as a whole; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding any of the foregoing, LabCorp, directly or indirectly, will have no rights to control or direct the operations of Orchid Cellmark prior to the Acceptance Time. Prior to the Acceptance Time, Orchid Cellmark shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision of the operation of its business and its subsidiaries’ businesses in the ordinary course of business.

No Solicitation

From the date of Merger Agreement until the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Orchid Cellmark has agreed to immediately cease and cause to be terminated and will not authorize or permit its or its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives, whom we refer to collectively as “representatives,” to continue to engage in or conduct any existing discussions or negotiations with any person with respect to a Takeover Proposal (as defined below), and use reasonable best efforts to obtain or destroy all copies of confidential information previously provided. Orchid Cellmark, its subsidiaries and representatives, shall not, directly or indirectly:

•

solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information, except as required by applicable law), any inquiries, proposals or offers with respect to, or that constitute, or that may reasonably be expected to lead to, any Takeover Proposal;

•

participate or engage in any discussions or negotiations with any third party regarding any Takeover Proposal (other than communications solely directed at informing third parties of the existence of the “no solicitation” provisions in the Merger Agreement in response to an inquiry);

•

enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with the “no solicitation” provisions), referred to as a “Company Acquisition Agreement”;

•

release or permit the release of any person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which Orchid Cellmark or any of its subsidiaries is a party or has any rights; or

•

amend or waive the Rights Agreement, redeem the Rights or take any action which would allow any person other than LabCorp or Purchaser to acquire beneficial ownership of 20% or more of the Shares without causing a “Distribution Date,” a “Triggering Event,” or a “Stock Acquisition Date” (each as defined in the Rights Agreement) to occur.

Notwithstanding the restrictions described above, after the date of the Merger Agreement and prior to the Acceptance Time, if:

•	Orchid Cellmark’s board of directors receives an unsolicited bona fide written Takeover Proposal under circumstances not involving a breach of the Merger Agreement; and

•

Orchid Cellmark’s board of directors (i) determines in good faith after consulting with its outside legal counsel and financial advisor that the Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below), and (ii) determines in good faith, after consulting with and receiving the advice of outside legal counsel, that failure to take such action would, or would be reasonably likely to result in a breach of the fiduciary duties of Orchid Cellmark’s board of directors to Orchid Cellmark’s stockholders under applicable law;

then Orchid Cellmark and/or its subsidiaries and representatives may, at any time prior to the Acceptance Time and after providing LabCorp not less than two business days prior written notice of its intentions to take such actions:

•

furnish non-public information to the person making the Takeover Proposal, pursuant to a customary confidentiality agreement that is no less restrictive than the confidentiality agreement between Orchid Cellmark and LabCorp, provided that:

•	the confidentiality agreement includes no exclusive right to negotiate with Orchid Cellmark; and

•

Orchid Cellmark advises LabCorp of all non-public information delivered to the person making the Takeover Proposal and concurrently delivers any non-public information not previously provided to LabCorp; and

•	participate in discussions and negotiations with the person regarding the Takeover Proposal (including seeking revised Takeover Proposals from the person as part of such discussions and negotiations).

In addition, Orchid Cellmark must promptly advise LabCorp, orally and in writing, and in no event later than 24 hours after receipt) if any proposal, offer, inquiry or other contact is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Orchid Cellmark regarding any Takeover Proposal. Any notice to LabCorp should indicate the identity of the person making the proposal, offer, inquiry or other contact and the material terms and conditions and should include with the notice copies of any written materials received. Orchid Cellmark also should promptly keep LabCorp fully informed of all material developments affecting the status of any discussions regarding any proposals, offers, inquiries or requests and provide copies of any additional written materials received and the status of any such discussions or negotiations.

Company Board Recommendation. In connection with the Merger Agreement, Orchid Cellmark’s board of directors (with one director abstaining), acting upon the unanimous recommendation of an independent committee of the board, has (i) determined that the Merger Agreement, the Offer, the Merger and the top-up option and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Orchid Cellmark and its stockholders, (ii) approved the Merger Agreement, the Offer, the Merger and the top-up option and (iii) recommended that the holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary under applicable law, adopt the Merger Agreement. This is referred to as the “Company Board Recommendation.” Orchid Cellmark’s board of directors also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit LabCorp to include the Company Board Recommendation in this Offer to Purchase and related Offer documents. Subject to the provisions described below, the Merger Agreement provides that neither Orchid Cellmark’s board of directors nor any committee thereof will (i) withdraw or modify, or propose publicly to withdraw or modify, in any manner adverse to LabCorp or Purchaser (including pursuant to the Schedule 14D-9 or any amendment thereto) the Company Board Recommendation; or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal. These actions are referred to in the Merger Agreement as a “Company Adverse Recommendation Change.”

Notwithstanding any other provisions in the Merger Agreement, Orchid Cellmark’s board of directors may make a Company Adverse Recommendation Change at any time prior to the Acceptance Time, if:

•

Orchid Cellmark’s board of directors determines in good faith, after taking into account the advice of Orchid Cellmark’s outside legal counsel, that failure to make the Company Adverse Recommendation Change would, or would be reasonably likely to, result in a breach of the fiduciary duties of Orchid Cellmark’s board or directors to its stockholders under applicable law;

•

Orchid Cellmark shall have provided LabCorp with prior written notice of its intention to consider making a Company Adverse Recommendation Change at least four business days prior to making any Company Adverse Recommendation Change, referred to as a “Change in Recommendation Notice;”

•	if the decision to make a Company Adverse Recommendation Change is in connection with a Takeover Proposal:

•

Orchid Cellmark shall have provided LabCorp with the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents in no event later than 24 hours after receipt of such Takeover Proposal; and

•

after taking into account the advice of Orchid Cellmark’s outside legal counsel and its financial advisors, Orchid Cellmark’s board of directors shall have determined in good faith, that such proposed Takeover Proposal is a Superior Proposal;

•

Orchid Cellmark has given LabCorp four business days after delivery of each Change in Recommendation Notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and shall have negotiated in good faith with LabCorp with respect to such proposed revisions or other proposal, if any; and

•	after considering the results of such negotiations and giving effect to the proposals made by LabCorp, if any:

•

after taking into account the advice of outside legal counsel, Orchid Cellmark’s board of directors shall have continued to determine, in good faith, that failure to make the Company Adverse Recommendation Change would, or would be reasonably likely to, result in a breach of the fiduciary duties of Orchid Cellmark’s board of directors to its stockholders under applicable law; and

•

if the decision to make a Company Adverse Recommendation Change is in connection with a Takeover Proposal, after taking into account the advice of Orchid Cellmark’s outside legal counsel and financial advisors, Orchid Cellmark’s board of directors shall have continued to determine in good faith that such proposed Takeover Proposal is a Superior Proposal.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Takeover Proposal” means any proposal, offer or indication of interest (whether in writing or otherwise) from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than LabCorp and its subsidiaries, relating to any:

•

direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Orchid Cellmark and its subsidiaries (including securities of subsidiaries) equal to 20% or more of Orchid Cellmark’s consolidated assets or to which 20% or more of Orchid Cellmark’s revenues or earnings on a consolidated basis are attributable;

•	direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of Orchid Cellmark;

•	tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning 20% or more of any class of equity securities of Orchid Cellmark; or

•

merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Orchid Cellmark or any of its subsidiaries; in each case, other than the transactions contemplated by the Merger Agreement.

•

“Superior Proposal” means a bona fide written Takeover Proposal, obtained after the date hereof and not in breach of the Merger Agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, at least a majority of the equity interests of Orchid Cellmark or all or substantially all of the assets of Orchid Cellmark and its subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions which Orchid Cellmark’s board of directors determines in good faith (after consultation with its outside legal counsel and a financial advisor of national reputation) to be more favorable to Orchid Cellmark’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taking into account at the time of determination all relevant factors, including any changes to the terms of the Merger Agreement that as of that time had been proposed in good faith by LabCorp in writing and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

The Merger Agreement does not prohibit Orchid Cellmark from issuing a “stop, look and listen” or similar communication pursuant to Rule 14d-9(f) under the Exchange Act or taking or disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to a Takeover Proposal if Orchid Cellmark’s board of directors determines in good faith, after consultation with outside legal counsel, that failure to disclose such position would, or would be reasonably likely to, result in a violation of applicable laws; provided, however, that any disclosure other than a “stop, look and listen” or similar communication will be deemed to be a Company Adverse Recommendation Change unless, within five business days of such disclosure, Orchid Cellmark’s board of directors (i) expressly reaffirms the Company Board Recommendation or (ii) rejects such Takeover Proposal.

Notwithstanding anything to the contrary in the “no solicitation” section of the Merger Agreement, Orchid Cellmark is not entitled to enter into any Company Acquisition Agreement unless the Merger Agreement has been or concurrently is terminated in accordance with its terms.

Each of Orchid Cellmark, LabCorp and Purchaser have agreed to cooperate and use commercially reasonable efforts to:

•	take, or cause to be taken, all actions necessary, proper or advisable to cause the Offer conditions and the closing conditions of the Merger to be satisfied as promptly as practicable;

•	consummate the transactions contemplated by the Merger Agreement in the most expeditious manner practicable;

•	file all necessary documentation and regulatory filings (including any required or recommended filings under applicable antitrust laws);

•

obtain all approvals, consents, registrations, permits, authorizations or other confirmations from any governmental authority, accrediting entity or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement;

•

provide the other parties, upon request, copies of any filings made with any governmental authority or accrediting entity in connection with the Merger Agreement and the transactions contemplated thereby;

•

comply with any applicable information or document request of any governmental antitrust entity, including any material required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

•

take such actions as are necessary or reasonably advisable to obtain approval of the transactions by any governmental antitrust entity or otherwise to cause the expiration or termination of the applicable HSR Act waiting period and to resolve all objections and challenges, if any, that may be asserted by any governmental authority with respect to the transactions under applicable antitrust laws.

Nothing in the Merger Agreement will require LabCorp to:

•

agree to or limit its right to effectively control or operate its business or assets (including the business and assets of Orchid Cellmark and its subsidiaries after the Acceptance Time) or its right to exercise full rights of ownership of its business (including Orchid Cellmark’s business after the Acceptance Time) or assets (including the assets of Orchid Cellmark and its subsidiaries after the Acceptance Time);

•

agree or be required to sell or otherwise dispose of, hold, or divest itself of all or any portion of its or its subsidiaries’ business, assets or operations or the business, assets or operations of Orchid Cellmark or its subsidiaries after the Acceptance Time; or

•

take any steps to avoid or eliminate any impediment that may be asserted under any law governing competition, monopolies or restrictive trade practices (including defending through litigation any claims asserted under any antitrust laws by any governmental authority relating to the consummation of the transactions contemplated by the Merger Agreement).

Neither Orchid Cellmark nor its subsidiaries may, without LabCorp’s prior written consent in its sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits LabCorp’s freedom of action with respect to, or ability to retain any of the businesses, product or service lines or assets of, Orchid Cellmark or its subsidiaries after the Acceptance Time or otherwise limit LabCorp’s ability to receive the full benefits of the Merger Agreement.

Each of Orchid Cellmark and LabCorp will promptly inform the other of any material communication from any governmental authority regarding any of the transactions contemplated by the Merger Agreement. Subject to applicable law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party relating to proceedings under the antitrust laws, and shall provide to Orchid Cellmark’s or LabCorp’s outside antitrust counsel, as appropriate, all information and documents reasonably requested promptly upon request, subject to any reasonable restrictions.

Public Announcements. The parties have agreed not to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement without the prior consent of the other party (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable law or the rules and regulations of any securities exchange, in which case the party required to make the release or announcement will use its reasonable efforts to allow the other parties reasonable time to comment in advance of issuance or as otherwise contemplated by the Merger Agreement.

Access to Information and Confidentiality. From the date of the Merger Agreement until the completion of the Merger, Orchid Cellmark has agreed to give us and our representatives reasonable access during normal business hours to all of Orchid Cellmark’s and its subsidiaries’ properties, books, contracts, commitments, records and correspondence, officers, employees, accountants, counsel, financial advisors and other representatives and to all other information concerning business, properties and personnel as LabCorp may reasonably request. Orchid Cellmark also agreed to furnish promptly copies of any document filed pursuant to federal or state securities laws and any communications received from the SEC. Information received is held in confidence pursuant to the Confidentiality Agreement (as defined below).

Notifications. Orchid Cellmark and LabCorp have agreed to promptly notify the other of:

•

any notice or other communication received from a governmental authority or any person in connection with the transactions contemplated by the Merger Agreement alleging that a consent is or may be required in connection with the transactions, if the subject matter of the communication or the failure to obtain consent could be material to Orchid Cellmark, Purchaser or LabCorp;

•

any actions, suits, claims investigations or proceedings commenced or, to the knowledge of Orchid Cellmark or LabCorp, threatened against, relating to, involving or otherwise affecting the parties or any of their subsidiaries which relate to the transactions;

•	the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty under the Merger Agreement to be untrue; and

•	any material failure to comply with or satisfy any covenant or agreement contemplated under the Merger Agreement.

The delivery of any notice will not cure any breach or noncompliance with any provision of the Merger Agreement or limit the remedies available to the party receiving notice.

Indemnification and Insurance. Under the Merger Agreement, the Surviving Corporation is required to maintain, for not less than six years after the Closing Date, Orchid Cellmark’s current directors’ and officers’ insurance policies (or policies of at least the same coverage containing terms and conditions no less advantageous to Orchid Cellmark’s current directors and officers) with respect to acts or failures to act before the Closing Date. However, LabCorp and the Surviving Corporation are not required to maintain policies or coverage with an annual cost greater than 200% of Orchid Cellmark’s most recent annual premium paid, and if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the 200% cap, the Surviving Corporation is only required to obtain as much coverage as can be obtained by paying an annual premium equal to the 200% cap. In addition, for not less than six years after the Closing Date, the Surviving Corporation must keep in effect in Orchid Cellmark’s charter documents all provisions at least as favorable as its current charter documents that provide for exculpation of director or officer liability and indemnification (and advancement of expenses related thereto) of past and present officers and directors, except as limited by applicable law or to make changes permitted by applicable law that would enhance the rights of past or present officers and directors.

Stockholder Litigation. The Merger Agreement requires Orchid Cellmark to give LabCorp the opportunity to participate in (but not control) the defense or settlement of any stockholder litigation against Orchid Cellmark and/or its directors relating to the transactions contemplated by the Merger Agreement and requires LabCorp’s prior written consent (which will not be unreasonably withheld, conditioned or delayed) to agree to any settlement.

Fees and Expenses. All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby must be paid by the party incurring the fees or expenses, whether or not the Merger is consummated. Orchid Cellmark must notify LabCorp promptly of any material increase in Orchid Cellmark’s fees and expenses incurred in connection with the Merger.

Employee Benefits Matters. LabCorp has agreed to provide certain benefits to employees of Orchid Cellmark and its subsidiaries who continue their employment with the Surviving Corporation, LabCorp or its subsidiaries, referred to as “Continuing Employees.” For purposes of vesting and benefits accrual under LabCorp’s vacation and severance arrangements in effect on the date of execution of the Merger Agreement, LabCorp will credit Continuing Employees with their years of service with Orchid Cellmark or its affiliates to the same extent as they were entitled to credit for service under a prior Orchid Cellmark plan before the Continuing Employee commenced participation under such employee benefit plan of LabCorp or the Surviving Corporation, excluding credit resulting in any duplication of benefits or credit under any newly established LabCorp benefit plan for which similarly situated employees do not receive credited service. LabCorp agreed to cause its benefit plan providers, to the extent lawful, to waive any pre-existing condition exclusions or waiting periods for Continuing Employees in such plans. LabCorp will amend any of its plans that, by their terms, exclude Continuing Employees in such plans to allow for participation by the Continuing Employees in such plans to the same extent as similarly situated LabCorp employees. LabCorp has agreed to provide a uniform credit to Continuing Employees to their health reimbursement accounts for past deductibles and co-pays under Orchid Cellmark benefit plans.

Orchid Cellmark has agreed to take all actions necessary to terminate its executive benefit program, executive deferred compensation plans and executive severance plan, effective as of the Closing Date. If requested by LabCorp at least five business days prior to the consummation of the Offer, Orchid Cellmark also has agreed to terminate its 401(k) plan, and if requested by LabCorp at least five business days prior to the Effective Time, Orchid Cellmark has agreed to take all actions necessary to terminate such other benefit plans as requested by LabCorp.

Orchid Cellmark’s board of directors is required, to the extent necessary, to take appropriate action prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of the Shares in the Offer and the deemed disposition and cancellation of Shares and options in the Merger by applicable individuals.

Prior to the Expiration Date, Orchid Cellmark (acting through the compensation committee of its board of directors) has agreed to take all necessary steps to cause each agreement, arrangement or understanding entered into by Orchid Cellmark or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an employment compensation, severance or other employee benefit arrangement and to satisfy the requirements of the non-exclusive safe-harbor under Rule 14d-10(d) of the Exchange Act.

Conditions to the Merger. The obligations of LabCorp, Purchaser and Orchid Cellmark to complete the Merger are subject to the satisfaction or waiver of the following conditions, on or prior to the Effective Time:

•	the approval of the Merger by the holders of a majority of the then outstanding Shares, if required by applicable law;

•	the acceptance for payment and payment for by Purchaser of all Shares validly tendered and not properly withdrawn in the Offer, including in any subsequent offering period provided by Purchaser; and

•

the absence of any statute, order, stay, decree, injunction, judgment or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued, entered, amended or enforced by any governmental authority that enjoins, restrains, prevents or prohibits the completion of the Merger or the transactions contemplated thereby or make the consummation of the transactions contemplated by the Merger Agreement illegal.

Termination

The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before commencement of the Offer, whether before or after stockholder approval, by Orchid Cellmark, if Purchaser fails to commence the Offer within 10 business days of the date of the Merger Agreement; provided, however that Orchid Cellmark may not terminate the Merger Agreement if Purchaser’s failure to commence the Offer within that time period is due to a material breach of the Merger Agreement by Orchid Cellmark.

The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the Acceptance Time, whether before or after stockholder approval:

•	by either LabCorp or Orchid Cellmark (which we refer to as “mutual termination rights”):

•

if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (i) in the case of Orchid Cellmark, would result in either (a) Orchid Cellmark’s representations and warranties not being true and correct (subject to certain qualifications) or (b) Orchid Cellmark’s failure to perform its obligations or covenants under the Merger Agreement in all material respects, and (ii) in the case of a breach by LabCorp or Purchaser, would have or would be reasonably likely to have, individually or in the aggregate, a material adverse effect upon LabCorp’s or Purchaser’s ability to complete the Offer or Merger, unless in each case the breach is not cured or is not reasonably capable of being cured by the earlier of (x) 30 days after notice of breach by the breaching party from the non-breaching party and (y) the Final Outside Date. “Final Outside Date” shall mean the Initial Outside Date, or, if as of the Initial Outside Date the HSR Condition shall not have been satisfied, or waived by LabCorp or Purchaser if permitted hereunder, the Final Outside Date shall mean the Extended Outside Date; or

•

if Purchaser has not accepted for payment and paid for all Shares tendered in the Offer on or before the Final Outside Date; provided however that the right to terminate the Merger Agreement under this provision is not available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, Purchaser’s failure to accept for payment and pay for all Shares tendered in the Offer on or before the Final Outside Date;

•	by LabCorp (which we refer to as “LabCorp termination rights”):

•	if Orchid Cellmark’s board of directors or any committee thereof has effected a Company Adverse Recommendation Change;

•	if Orchid Cellmark’s board of directors or any committee thereof has recommended, or proposed publicly to recommend, any Takeover Proposal (whether or not a Superior Proposal);

•

if after a tender offer or exchange offer is commenced that, if successful, would result in any third party or group becoming a beneficial owner of 20% or more of the outstanding Shares, Orchid Cellmark’s board of directors fails to recommend that Orchid Cellmark’s stockholders not tender their Shares in such tender or exchange offer;

•	if Orchid Cellmark enters into any Company Acquisition Agreement;

•	if Orchid Cellmark fails to include the Company Board Recommendation in the Schedule 14D-9 or to permit LabCorp and Purchaser to include the Company Board Recommendation in the Offer documents; or

•	if Orchid Cellmark or any of its subsidiaries or representatives has breached in any material respect any of the no-solicitation provisions of the Merger Agreement;

•	by Orchid Cellmark (which we refer to as the “Orchid Cellmark termination rights”):

•

if, subject to the terms of the Merger Agreement, Orchid Cellmark’s board of directors effects a Company Adverse Recommendation Change in response to a Superior Proposal in compliance with the no-solicitation provisions in the Merger Agreement and authorizes Orchid Cellmark to enter into a definitive Company Acquisition Agreement for such Superior Proposal;

•

if Orchid Cellmark did not breach or violate the no-solicitation provisions of the Merger Agreement in connection with the Superior Proposal or any Takeover Proposal that was a precursor to the Superior Proposal;

•	if Orchid Cellmark pays to LabCorp the Orchid Cellmark Termination Fee and Expense Reimbursement Amount (as both terms are defined below); and

•

promptly following the termination of the Merger Agreement, either Orchid Cellmark enters into a definitive Company Acquisition Agreement to effect the Superior Proposal or if the Superior Proposal will not be consummated by a definitive Company Acquisition Agreement, the Superior Proposal is consummated.

In addition, the Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time before completion of the Merger, whether before or after stockholder approval thereof:

•	by LabCorp or Orchid Cellmark, if any law prohibits consummation of the transactions or any other restraint is in effect and has become final and nonappealable; or

•	by mutual written consent of LabCorp and Orchid Cellmark duly authorized by their respective boards of directors.

Effect of Termination. If the Merger Agreement terminates in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described in the Merger Agreement, there will be no liability on the part of LabCorp, Purchaser or Orchid Cellmark or their respective directors, officers and affiliates arising under the Merger Agreement. No party is relieved of any liability for fraud or any intentional breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Orchid Cellmark Termination Fee.

•

If LabCorp terminates the Merger Agreement pursuant to any LabCorp termination rights described above, then Orchid Cellmark must pay LabCorp promptly, but in no event later than two business days after the date of termination, a termination fee of $2.5 million in cash (the “Orchid Cellmark Termination Fee”) and reimburse LabCorp for its reasonable out-of-pocket expenses in connection with the Merger Agreement and the transactions contemplated thereby in an amount not to exceed $500,000 (the “Expense Reimbursement Amount”).

•

If Orchid Cellmark terminates the Merger Agreement pursuant to the Orchid Cellmark termination rights, then Orchid Cellmark must pay the Orchid Cellmark Termination Fee and the Expense Reimbursement Amount prior to and as a condition to the effectiveness of the termination.

•

If (i) LabCorp or Orchid Cellmark terminates the Merger Agreement pursuant to the second mutual termination right above as a result of the failure to satisfy the Minimum Condition, and (ii) following the execution and delivery of the Merger Agreement and prior to termination, a Takeover Proposal (whether or not a continuation or renewal of, or otherwise relating to, any Takeover Proposal that was publicly announced or became publicly known prior to the execution and delivery of the Merger Agreement) shall have been publicly announced or shall have become publicly known and not publicly withdrawn, and (iii) concurrently with, or within 12 months following such termination, Orchid Cellmark enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal, then, Orchid Cellmark must pay to LabCorp the Orchid Cellmark Termination Fee and the Expense Reimbursement Amount promptly following the earlier of the execution of the definitive agreement with respect to, or the consummation of, any transaction contemplated by any Takeover Proposal (and in any event not later than two business days after Orchid Cellmark receives notice of demand for payment from LabCorp).

The Orchid Cellmark Termination Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by LabCorp. Orchid Cellmark acknowledged that the agreements contained in the Orchid Cellmark Termination Fee provisions are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, LabCorp would not have entered into the Merger Agreement.

Subject to certain provisions of the Merger Agreement, the parties agreed that payment of the Orchid Cellmark Termination Fee and the Expense Reimbursement Amount shall be LabCorp’s and Purchaser’s exclusive remedy for any termination under circumstances where the Orchid Cellmark Termination Fee and Expense Reimbursement Amount are payable under the terms of the Merger Agreement, and that LabCorp and Purchaser shall have no further recourse against Orchid Cellmark for, or as a result of, such termination.

LabCorp Termination Fee.

If LabCorp or Purchaser terminates the Merger Agreement as a result of the failure to satisfy the HSR Condition and such failure to satisfy the HSR Condition was not primarily the result of Orchid Cellmark’s breach of its obligations under the Merger Agreement, then LabCorp shall pay to Orchid Cellmark promptly, but in no event later than two business days after the date of such termination, a termination fee of $150,000 (the “LabCorp Termination Fee”).

The LabCorp Termination Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by Orchid Cellmark. LabCorp acknowledged that the agreements contained in the LabCorp Termination Fee provisions are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, Orchid Cellmark would not have entered into the Merger Agreement.

Subject to certain provisions of the Merger Agreement, the parties agreed that payment of the LabCorp Termination Fee shall be Orchid Cellmark’s exclusive remedy for any termination under circumstances where the LabCorp Termination Fee are payable under the terms of the Merger Agreement, and that Orchid Cellmark shall have no further recourse against LabCorp or Purchaser, or as a result of, such termination.

Confidentiality Agreement

On September 17, 2010, Orchid Cellmark and LabCorp entered into a confidentiality and standstill agreement (the “Confidentiality Agreement”), pursuant to which Orchid Cellmark agreed to furnish LabCorp and its affiliates on a confidential basis certain information concerning its business for the sole purpose of LabCorp evaluating a possible business combination transaction between the Orchid Cellmark and/or one of its affiliates and LabCorp and/or one of its affiliates. Pursuant to the Confidentiality Agreement, LabCorp agreed, subject to certain customary exceptions, to keep such information confidential for a period of five years following the execution of the Confidentiality Agreement. In addition, LabCorp agreed to abide by certain standstill restrictions regarding Orchid Cellmark’s securities and non-solicitation provisions with respect to Orchid Cellmark’s officers and senior managers, in each case, for a period of one year following execution of the Confidentiality Agreement and subject to certain exceptions upon obtaining the prior written consent of Orchid Cellmark.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is included as Exhibit (d)(3) to Schedule TO and is incorporated herein by reference.

Second Amendment to Rights Plan

In connection with the Merger Agreement, Orchid Cellmark entered into the second amendment (the “Amendment”) to the Rights Agreement, dated July 27, 2001, as amended, between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”). The Amendment was entered into in order to render the Rights Agreement inapplicable to (i) the approval, execution and/or delivery of the Merger Agreement, (ii) the making or consummation of the Offer (including the acquisition of Shares pursuant to the Offer) and (iii) the consummation of the Merger or any other transaction contemplated by the Merger Agreement. The Amendment provides that, among other things, (A) no Person (as defined in the Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (B) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (C) if the Rights have not otherwise expired by the original terms of the Rights Agreement on May 16, 2011, the Rights will expire immediately prior to the Acceptance Time.

Waiver and Release—Thomas A. Bologna

In connection with the Merger Agreement, Orchid Cellmark and Mr. Bologna executed a waiver and release, dated April 5, 2011, relating to certain potential claims related to stock options (the “Waiver and Release”). Under the Waiver and Release, provided that (i) the Acceptance Time occurs within 120 days (or 210 days, if the waiting period under the HSR Act is applicable to the Offer) of execution of the Waiver and Release and (ii) Mr. Bologna receives all consideration to which he is otherwise entitled under his employment agreement and stock option agreements and in connection with the Offer, then, with regard only to Mr. Bologna’s stock options granted under his employment agreement and stock option agreements with exercise prices that are higher than the Offer Price (the “Subject Option Awards”), Mr. Bologna waives and releases Orchid Cellmark from all claims for compensation with respect to such Subject Option Awards or to exercise such Subject Option Awards after the consummation of the transactions contemplated by the Merger Agreement.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law,

Purchaser is not obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), is not obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer, unless as of any scheduled Expiration Date, the number of Shares validly tendered pursuant to the Offer (and not properly withdrawn prior to any then scheduled Expiration Date), together with the Shares then beneficially owned by LabCorp or Purchaser (if any), represents at least a majority of:

•	all Shares then outstanding (including any shares held in escrow and any restricted stock); plus

•

all Shares issuable upon the exercise, conversion or exchange of any outstanding Orchid Cellmark options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares, whether or not then vested.

Furthermore, Purchaser shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer, if in each case, as determined subject to the principles of contract interpretation and construction under Delaware law, which the parties elected to govern the interpretation and construction of the Merger Agreement:

•

any waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement has not expired or terminated prior to the termination or expiration of the Offer at or prior to any then scheduled Expiration Date; or

•

upon the expiration of the Offer and before acceptance of any such Shares for payment, any of the following events or conditions has occurred or exists and is continuing at the scheduled Expiration Date, regardless of the circumstances giving rise to such events or conditions:

•

any restraint is in effect enjoining, restraining, preventing or prohibiting consummation of the Offer or the Merger or making the consummation of the Offer or the Merger illegal or any governmental authority shall have instituted any proceeding seeking any such restraint;

•

any representation or warranty of Orchid Cellmark contained in the Merger Agreement that is qualified by “materiality,” “Company Material Adverse Effect” or a similar qualifier is not true and correct in all respects, and any representation or warranty of Orchid Cellmark contained in the Merger Agreement that is not so qualified is not true and correct in all material respects, in each case, on the date of the Merger Agreement and on and as of the Acceptance Time as though made on and as of the Acceptance Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date);

•

Orchid Cellmark shall breach or fail to perform or comply with, in any material respect, any obligation, covenant or agreement to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer, and such breach or failure, if curable, shall not have been cured prior to the expiration of the Offer;

•

Orchid Cellmark shall have failed to deliver to LabCorp a certificate, dated as of the Expiration Date, signed by its chief executive officer and the chief financial officer certifying to the satisfaction of certain conditions;

•	the Merger Agreement shall have been terminated in accordance with its terms;

•

there shall have occurred and be continuing (i) any general suspension of, or limitation on trading in securities on NASDAQ (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally or in the State of New York, or (iii) any material limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other lending institutions (the “Trading Suspension Condition”); or

•

since the date of the Merger Agreement, there has been or occurred any event, circumstance, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Subject to the terms of the Merger Agreement, the foregoing conditions are for the benefit of LabCorp and Purchaser and may be asserted by LabCorp or Purchaser regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions or may be waived by LabCorp and Purchaser in whole or in part at any time at or prior to the Expiration Date in their sole and reasonable discretion. The failure by LabCorp or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right, may be asserted at any time and from time to time. Notwithstanding the fact that LabCorp and Purchaser reserve the right to assert the occurrence of a condition following acceptance for payment but prior to payment in order to delay payment of cash or cancel Purchaser’s obligation to pay cash for the properly tendered Shares, LabCorp and Purchaser will either promptly pay for properly tendered Shares or promptly return such Shares.

A public announcement will be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer conditions must be satisfied or waived prior to the commencement of any “subsequent offering period.”

15.	Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Orchid Cellmark, none of Orchid Cellmark, Purchaser or LabCorp is aware of any license or regulatory permit that appears to be material to the business of Orchid Cellmark that might be adversely affected by Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Orchid Cellmark’s business or that certain parts of Orchid Cellmark’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer.”

Antitrust Matters. The Offer and the Merger are subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) of the proposed transaction and wait a specific period of time before closing while the agencies review the proposed transaction.

On April 18, 2011, LabCorp filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the Offer and the Merger. On April 18, 2011, Orchid Cellmark filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC in connection with the Offer and the Merger. LabCorp’s filing triggered a 15-day initial waiting period, for which early termination will be requested. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from LabCorp or Orchid Cellmark. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by LabCorp with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of LabCorp. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raise substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ sometimes scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s acquisition of Shares, either the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Orchid Cellmark or LabCorp or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge on antitrust grounds to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or substantially lessening competition.

Business Combination Statutes. Orchid Cellmark is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Orchid Cellmark. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

Upon consummation of the Offer, LabCorp and Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent the prior approval of the Orchid Cellmark board of directors, the Business Combination Provisions could prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, Orchid Cellmark’s board of directors did approve the execution of the Merger Agreement, the Offer and the Merger. Accordingly, LabCorp and Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase or any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

Stockholder Approval. Under the DGCL, the approval of the board of directors of Purchaser and Orchid Cellmark is required to approve the Merger Agreement and complete the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the Short-Form Merger (as defined below) procedure is available. Orchid Cellmark has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Orchid Cellmark and the completion by Orchid Cellmark of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Orchid Cellmark, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding Shares, if required in accordance with the DGCL. Orchid Cellmark has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any subsequent offering period, Orchid Cellmark has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable after Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any subsequent offering period. LabCorp has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of LabCorp’s other subsidiaries in favor of the adoption of the Merger Agreement.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that LabCorp, Purchaser and their subsidiaries acquire in the aggregate at least 90% of each class and series of capital stock of Orchid Cellmark in the Offer, in a subsequent offering period or otherwise (and including as a result of its exercise of the top-up option), then Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Orchid Cellmark, subject to compliance with the provisions of Section 253 of the DGCL. If Purchaser does not acquire sufficient Shares in the Offer, including any subsequent offering period, to complete a Short-Form Merger, Purchaser expects to exercise the top-up option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the top-up option. We could also seek to purchase additional Shares in the open market or otherwise to permit us to complete a Short-Form Merger. According to the Merger Agreement, we are required to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Orchid Cellmark and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares at the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Orchid Cellmark stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Pursuant to the Merger Agreement, to the fullest extent permitted by applicable law, the fair value of the Shares of such dissenting Orchid Cellmark stockholders will be determined without regard to the top-up option, the top-up option Shares or any promissory note delivered by LabCorp or Purchaser to Orchid Cellmark in payment, or other payment by LabCorp or Purchaser, for the top-up option Shares. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

Legal Proceedings.

On April 11, 2011, a putative class action lawsuit was filed by a single plaintiff in the Superior Court of New Jersey Chancery Division, Mercer County (Docket No. C 000032 11) against Orchid Cellmark, LabCorp, Purchaser and individual members of Orchid Cellmark’s board of directors. This action, captioned Bruce Ballard v. Orchid Cellmark, et al., alleges that (i) individual members of Orchid Cellmark’s board of directors violated their fiduciary duties to Orchid Cellmark’s stockholders, including the duties of loyalty, care, candor, and good faith, and failed to maximize value for Orchid Cellmark’s stockholders by agreeing to the Merger Agreement, and (ii) Orchid Cellmark, LabCorp, and Purchaser aided and abetted the individual defendants in the breach of their fiduciary duties. The plaintiff seeks (i) to enjoin the acquisition of Orchid Cellmark by Purchaser and LabCorp or, in the alternative, to rescind the Merger Agreement to the extent already implemented, (ii) an order requiring Orchid Cellmark’s board of directors and LabCorp to disclose all material information related to the Merger Agreement, and (iii) monetary damages in an unspecified amount.

On April 13, 2011 a putative class action lawsuit was filed by a single plaintiff in the Court of Chancery for the State of Delaware (Case No. (6373-VCN) against Orchid Cellmark, LabCorp, Purchaser, and individual members of Orchid Cellmark’s board of directors. The action, styled Herbert Silverberg v. Thomas Bologna, et al., alleges that (i) individual members of Orchid Cellmark’s board of directors violated their fiduciary duties of care and loyalty owed to Orchid Cellmark’s stockholders by (a) failing to properly value Orchid Cellmark, (b) failing to maximize Orchid Cellmark’s value, (c) agreeing to terms in the Merger Agreement and other terms that favor LabCorp, and (d) putting LabCorp’s interests above those of Orchid Cellmark’s stockholders; and (ii) LabCorp and Purchaser aided and abetted the individual defendants in the breach of their fiduciary duties. The plaintiff seeks (i) to enjoin the acquisition of Orchid Cellmark by Purchaser and LabCorp and the implementation of deal protection devices in the Merger Agreement and deployment of Orchid Cellmark’s poison pill, and (ii) monetary damages in an unspecified amount.

LabCorp and Orchid Cellmark believe the allegations in each of the complaints described above are entirely without merit, and the defendants intend to vigorously defend each action. However, even a meritless lawsuit potentially may delay consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

16.	Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Purchaser has retained American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Purchaser has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as the Dealer Manager in connection with the Offer. Purchaser has agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Purchaser has retained Morrow & Co., LLC to act as the Information Agent in connection with the Offer. Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws. In connection with its engagement, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex or other methods of electronic communication and may request that brokers, dealers, commercial banks, trust companies and other nominees forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Orchid Cellmark has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Orchid Cellmark” and Section 9—“Certain Information Concerning LabCorp and Purchaser.”

OCM Acquisition Corp.

April 19, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

LABCORP AND PURCHASER

The names of the directors and executive officers of Laboratory Corporation of America Holdings and OCM Acquisition Corp. and their present principal occupations or employment and material employment history for the past five years are set forth below. The business address of each of the directors and executive officers of LabCorp is 358 South Main Street, Burlington, NC 27215. The business address of each of the directors and executive officers of OCM Acquisition Corp. is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.

Laboratory Corporation of America Holdings

Name	Age	Country of Citizenship	Position
David P. King	54	United States	Chairman of the Board and Chief Executive Officer

Kerrii B. Anderson	53	United States	Director

Jean-Luc Bélingard	62	France	Director

N. Anthony Coles, M.D.	50	United States	Director

Wendy E. Lane	59	United States	Director

Thomas P. Mac Mahon	64	United States	Director

Robert E. Mittelstaedt, Jr.	67	United States	Director

Arthur H. Rubenstein, MBBCh	73	United States	Director

M. Keith Weikel, Ph.D	73	United States	Director

R. Sanders Williams, M.D.	62	United States	Director

James T. Boyle, Jr.	54	United States	Executive Vice President and Chief Operating Officer

William B. Hayes	45	United States	Executive Vice President, Chief Financial Officer and Treasurer

Andrew S. Walton	44	United States	Executive Vice President, Esoteric Businesses

Mark Elliott Brecher, M.D.	54	United States	Senior Vice President and Chief Medical Officer

F. Samuel Eberts III	51	United States	Senior Vice President, Chief Legal Officer, Secretary

Lidia L. Fonseca	42	United States	Senior Vice President and Chief Information Officer

David P. King has served as Chairman of the Board, President, and Chief Executive Officer of LabCorp since May 6, 2009; prior to that date he served as a director, President and Chief Executive Officer of LabCorp since January 1, 2007. Mr. King served as Executive Vice President and Chief Operating Officer from December 2005 to January 2007, as Executive Vice President of Strategic Planning and Corporate Development from January 2004 to December 2005 and was hired in September 2001 as Senior Vice President, General Counsel and Chief Compliance Officer. Prior to joining LabCorp, he was a partner with Hogan & Hartson LLP (now Hogan Lovells US LLP) in Baltimore, Maryland from 1992 to 2001. Mr. King has nearly 10 years experience with LabCorp in a variety of roles of increasing responsibility in corporate operations, strategic planning, and corporate administration. As a result, he has a deep understanding of the clinical laboratory industry, strategy, sales and marketing, and operations.

SCH-1

Kerrii B. Anderson has served as a director of LabCorp since May 17, 2006. Ms. Anderson was Chief Executive Officer of Wendy’s International, Inc., a restaurant operating and franchising company from April 2006 until September 2008 when the company was merged with Triarc. Ms. Anderson served as Executive Vice President and Chief Financial Officer of Wendy’s International from 2000 to 2006. Prior to this position, she was Chief Financial Officer, Senior Vice President of M/I Schottenstein Homes, Inc. from 1987 to 2000. Ms. Anderson is the Lead Independent Director of Chiquita Brands International Inc., the Chairperson of the Nominating and Governance Committee and a member of the Compensation and Audit Committee. Ms. Anderson is a director and a member of the Audit Committee of PF Chang’s China Bistro, Inc. She is also a director and a member of the Compensation Committee of Worthington Industries, Inc. Ms. Anderson serves on the financial committee of Columbus Foundation and Ohio Health. Ms. Anderson was a director of Lancaster Colony Corporation from September 1998 to September 2005. She also was a director of Wendy’s International from 2006 until September 30, 2008. She has a strong record of leadership in operations and strategy. Ms. Anderson is also an audit committee financial expert of a result of her experience as CEO and CFO of Wendy’s International, Inc. Through her service on other public company boards, Ms. Anderson brings extensive financial, corporate governance and executive compensation experience to LabCorp’s board of directors.

Jean-Luc Bélingard has served as a director of LabCorp since April 28, 1995. Mr. Bélingard retired as Chairman and Chief Executive Officer of Ipsen SA, a diversified French health care holding company, on November 22, 2010. He had served in that position since 2001. Prior to this position, Mr. Bélingard was Chief Executive Officer from 1999 to 2001 of bioMérieux-Pierre Fabre, a diversified French health care holding company, where his responsibilities included the management of that company’s worldwide pharmaceutical and cosmetic business. Mr. Bélingard has served as non-executive Chairman of bioMérieux S.A. since January 1, 2011. Mr. Bélingard is also a director of Celera Corporation, a former division of Applera Corporation, Norwalk, Connecticut, and a director and member of the Audit Committee of Nicox (France). Mr. Bélingard was a director of Applera Corporation, Norwalk, Connecticut from 1993 to June 2008. Mr. Bélingard’s long tenure at Ipsen and BioMerieux provides valuable business, leadership and management experience, including leading a large organization with global operations. He brings a strong strategic and operational background. He also brings an important international perspective to the board’s deliberations. Mr. Bélingard has extensive corporate governance experience through his service on other public company boards.

N. Anthony Coles, Jr., M.D. has served as a director of LabCorp since January 2011. Dr. Coles is the President and Chief Executive Officer of Onyx Pharmaceuticals, Inc. He is also a member of its board of directors. Prior to joining Onyx in 2008, he was President, Chief Executive Officer, and a member of the board of directors of NPS Pharmaceuticals, Inc. Before joining NPS Pharmaceuticals in 2005, Dr. Coles was Senior Vice President of Commercial Operations at Vertex Pharmaceuticals Incorporated, which he joined in 2002. Beginning in 1996, he held a number of executive positions while at Bristol-Myers Squibb Company, including Senior Vice President of Strategy and Policy; Senior Vice President of Marketing and Medical Affairs, Neuroscience/Infectious Diseases/Dermatology; Vice President, Western Area Sales Cardiovascular and Metabolic Business Unit for U.S. Primary Care; and Vice President, Cardiovascular Global Marketing. Dr. Coles completed his cardiology and internal medicine training at Massachusetts General Hospital and was a research fellow at Harvard Medical School. He earned an M.D. degree from Duke University, a master’s degree in public health from Harvard University, and an undergraduate degree from Johns Hopkins University. Dr. Coles currently serves as a trustee and member of the Executive Committee for the Johns Hopkins University Board of Trustees, as well as a member of the board of trustees for Johns Hopkins Medicine. Dr. Coles is also a member of the board of the Biotechnology Industry Organization (BIO), as well as a director for Campus Crest Communities, Inc., a NYSE traded company. He has extensive CEO and operational experience including sales and marketing, strategy and corporate governance. His experience as a physician and his extensive knowledge of the health care industry brings an important industry-specific perspective to LabCorp as a director.

Wendy E. Lane has served as a director of LabCorp since November 1996. Ms. Lane has been Chairman of Lane Holdings, Inc., an investment firm, since 1992. Prior to forming Lane Holdings, Inc., Ms. Lane was a Principal and a Managing Director of Donaldson, Lufkin & Jenrette, an investment banking firm, serving in these and other positions from 1980 to 1992. Ms. Lane is a director and sits on the Executive Committee of the Board of Directors of Willis Group Holdings, Ltd. and is also an Audit Committee member and chairs the Compensation Committee. She is also a director and member of the Audit Committee of UPM-Kymmene Corporation, and a Trustee of the U.S. Ski and Snowboard Team Foundation. With her extensive experience in various segments of the financial industry, including investment banking and insurance, Ms. Lane is an audit committee financial expert bringing

SCH-2

critical insight to, among other things, LabCorp’s financial statements, accounting principles and practices, internal controls over financial reporting and risk management practices. Ms. Lane has extensive corporate governance experience through her service on other public company boards in a variety of industries. She also has international board experience through her service on Willis Group and UPM-Kymmene boards.

Thomas P. Mac Mahon has served as a director of LabCorp since 1995. In addition, Mr. Mac Mahon served as a non-executive Chairman of the Board from January 2007 to May 2009. Mr. Mac Mahon served as executive Chairman of the Board from April 1996 to December 2006; prior to that date, he was Vice-Chairman of the Board since April 28, 1995. From January 1997 until his retirement on December 31, 2006, Mr. Mac Mahon served as President and Chief Executive Officer and a member of the Executive and Management Committees of LabCorp. Mr. Mac Mahon was Senior Vice President of Hoffmann-La Roche Inc. (“Roche”) from 1993 to December 1996 and President of Roche Diagnostics Group and a director and member of the Executive Committee of Roche from 1988 to December 1996. Mr. Mac Mahon is a director and Chairman of the Governance Committee of Express Scripts, Inc. Mr. Mac Mahon is also a director, member of the Compensation Committee and past Chairman of the Board of PharMerica Corporation. Mr. Mac Mahon was a director of Golden Pond Healthcare, Inc. from November 2007 to November 2009. He has over 25 years of experience in the diagnostics industry including over 10 years of experience with LabCorp as its CEO. As a result, he has a deep understanding of the clinical laboratory industry, strategy, and operations and extensive experience with the laboratory industry. He also has significant corporate governance and executive compensation experience through his service on other public company boards.

Robert E. Mittelstaedt, Jr. has served as a director of LabCorp since November 1996. Mr. Mittelstaedt is Dean and Professor of the W.P. Carey School of Business at Arizona State University. Prior to June 30, 2004, he was Vice Dean, Executive Education of The Wharton School of the University of Pennsylvania and director of the Aresty Institute of Executive Education, an executive education program affiliated with The Wharton School of the University of Pennsylvania. Mr. Mittelstaedt had served with The Wharton School since 1973, with the exception of the period from 1985 to 1989 when he founded, served as President and Chief Executive Officer, and sold Intellego, Inc., a company engaged in practice management, systems development, and service bureau billing operations in the medical industry. Mr. Mittelstaedt serves as a director of W.P. Carey & Co., LLC and also serves as a director and Compensation Committee member of Innovative Solutions & Support, Inc. Mr. Mittelstaedt brings to the Board his experience as a recognized expert in business strategy, corporate governance and executive compensation issues. Mr. Mittelstaedt serves as the Board’s Lead Independent Director and brings a deep understanding of the role of the Board of Directors and corporate governance matters.

Arthur H. Rubenstein, MBBCh has served as a director of LabCorp since August 1, 2004. Dr. Rubenstein is the Dean of the University of Pennsylvania School of Medicine and Executive Vice President for the University of Pennsylvania Health System. Previously, Dr. Rubenstein was Dean and Gustave L. Levy Distinguished Professor at the Mount Sinai School of Medicine in New York from 1997 to 2001. He has also been a faculty member and chairman of the Department of Medicine at the University of Chicago. He is a distinguished member of the American Academy of Arts and Sciences and the American Association for the Advancement of Science. Dr. Rubenstein serves as a director of Glycadia and Diasome. Dr. Rubenstein was a director of the Association of Academic Health Centers from October 2004 until September 2009. As a prominent medical clinician and academician, Dr. Rubenstein’s health care policy, regulatory and quality management experience with large health care delivery systems brings an important industry specific and practicing physician’s perspective to the Board’s deliberation.

M. Keith Weikel, Ph.D. has served as a director of LabCorp since July 16, 2003. On December 31, 2006, Dr. Weikel retired as a Senior Executive Vice President and Chief Operating Officer of Manor Care, Inc., a health-care provider, where he began his career in 1984 with Manor HealthCare Corporation, an operating subsidiary of Manor Care, Inc. Dr. Weikel is currently a member of the Federation of American Hospitals and the Alliance for Quality Long Term Care and serves as Director Emeritus for Manor Care, Inc. and as a director for Direct Supply, Inc. As a result of his experience as Commissioner of the Medical Services Administration of the Department of Health and Human Services and his years of business experience as an executive leader, Dr. Weikel has a deep understanding of the health care system. Dr. Weikel has a strong record of leadership in large health care company operations and his tenure on LabCorp’s Board provides him with a deep familiarity with LabCorp’s business and industry. As the former COO of Manor Care, Dr. Weikel brings extensive operations experience and brings an important perspective to his service as a director for LabCorp.

SCH-3

R. Sanders Williams, M.D. has served as a director of LabCorp since May 16, 2007. Dr. Williams is President of The J. David Gladstone Institutes, and Professor of Medicine at the University of California San Francisco. Prior to this appointment, Dr. Williams served Duke University between 2001 and 2009 as Dean of the School of Medicine, Senior Vice Chancellor, Senior Advisor for International Strategy, and founding Dean of the Duke-NUS Graduate Medical School Singapore. He has served previously as President of the Association of University Cardiologists, Chairman of the Research Committee of the American Heart Association, on the editorial boards of leading biomedical journals, on the Advisory Committee to the Director of the National Institutes of Health and on the Board of External Advisors of the National Heart, Lung and Blood Institute. He is a Director of Bristol-Myers Squibb, a member of the Institute of Medicine of the National Academy of Sciences, and a Fellow of the American Association for the Advancement of Science. Dr. Williams is also a member of the Western Association of Physicians, an association of physicians-scientists that promote research, collaboration and education. His experience as a physician, a biomedical scientist, and executive leader brings important perspective to his service to LabCorp as a director.

James T. Boyle, Jr. has served as Executive Vice President, Chief Operating Officer since October 2009. He is responsible for the day to day supervision of all operations and sales of LabCorp. Prior to October 2009, Mr. Boyle was Senior Vice President, Managed Care since May 2006. In December of 2008, Mr. Boyle also assumed operating responsibility for LabCorp’s Occupational Testing/Employer Group Services in his then current role of Senior Vice President of Managed Care/OTS. Mr. Boyle previously held the position of Vice President of Managed Care from August 2004 to May 2006. Prior to that Mr. Boyle was the Director of Litigation and Assistant General Counsel from 1999 to 2004. Prior to joining LabCorp in 1999, Mr. Boyle was engaged in the private practice of law for more than 15 years, specializing in litigation.

William B. Hayes has served as Executive Vice President, Chief Financial Officer and Treasurer since June 2005. Mr. Hayes served as Senior Vice President, Investor Relations from July 2004 to June 2005. Prior to this date, Mr. Hayes was Senior Vice President, Finance since 2000. Mr. Hayes is responsible for the day-to-day supervision of the finance and billing functions of LabCorp and operating responsibility for the Genzyme Genetics business. Prior to joining LabCorp in 1996, Mr. Hayes was in the audit department at KPMG LLP for 9 years.

Andrew S. Walton has served as Executive Vice President, Esoteric Business since October 2009. Mr. Walton has operating responsibility for LabCorp’s esoteric business units including National Genetics Institute, Viro-Med, Endocrine Sciences, Colorado Coagulation, Litholink, Monogram, and the Center for Esoteric Testing. Mr. Walton served as Executive Vice President, Strategic Planning and Corporate Development from January 2007 to October 2009, Senior Vice President, Chief Information Officer of LabCorp from May 2006 to May 2008, and Vice President of Strategic Planning from May 2005 to May 2006. Prior to joining LabCorp in 2005, Mr. Walton was a partner at Subsidium Health Advisors, a health care consultancy, from 2002 to 2005.

Mark Elliot Brecher M.D. joined LabCorp in March 2009 as Senior Vice President, Chief Medical Officer. Prior to joining LabCorp, Dr. Brecher served as Vice Chair of the Department of Pathology and Laboratory Medicine at the McLendon Clinical Laboratories, University of North Carolina Hospitals from July 2006 to February 2009. From July 2003 to July 2006, Dr. Brecher was the Acting Director of the Laboratory Information Systems and the Director of Clinical Pathology. Dr. Brecher is a member of the editorial boards of Transfusion and Blood Therapies in Medicine and is an associate editor of the Journal of Clinical Apheresis. He is the immediate past chair of the Department of Health and Human Services Advisory Committee on Blood Safety and Availability and a past president of the American Society for Apheresis.

F. Samuel Eberts III has served as Senior Vice President, Chief Legal Officer, Secretary and Chief Compliance Officer since January 1, 2009. Prior to that time he served as Senior Vice President, General Counsel since August 2004. Prior to joining LabCorp, he was Vice President, Secretary, and General Counsel of Stepan Company. Before joining Stepan Company, he was Assistant General Counsel for Cardinal Health, Inc. from 1998 to 2001 and Associate General Counsel for Allegiance Healthcare Corporation (Allegiance Healthcare Corporation was purchased by Cardinal Health in 1998). Prior to that time he was Chief Counsel of the Biotech North America division of Baxter International Inc.

Lidia L. Fonseca joined LabCorp in May 2008 as Senior Vice President, Chief Information Officer. Prior to joining LabCorp she served as Executive Vice President Global Operations and Technology at Synarc Inc. from

SCH-4

2005 to early 2008. Prior to Synarc, Ms. Fonseca worked at Philips Medical Systems from 1997 to 2005 in various roles including, the global CIO for Phillips Medical Systems and Vice President Supply Chain Management in the Nuclear Medicine Division from 2003-2005, managing the various factories to production and materials levels, and logistics operations.

OCM Acquisition Corp.

Name	Age	Country of Citizenship	Position
F. Samuel Eberts III	51	United States	President and Secretary and Director

Sandra D. van der Vaart	50	United States	Director and Assistant Secretary

William B. Hayes	45	United States	Executive Vice President and Treasurer

F. Samuel Eberts III currently serves as Senior Vice President and Chief Legal Officer of Laboratory Corporation of America Holdings.

William B. Hayes currently serves as Executive Vice President, Chief Financial Officer and Treasurer of Laboratory Corporation of America Holdings.

Sandra D. van der Vaart has served as Senior Vice President and General Counsel of LabCorp since January 1, 2009. Ms. van der Vaart is responsible for managing LabCorp’s Legal and Compliance departments. Prior to that time, she was Vice President, Assistant General Counsel and Director of Divisional Counseling since May 2004. From August 2002 to May 2004, she served as Assistant General Counsel and Director of Divisional Counseling. Prior to that, she was LabCorp’s Director of Corporate Compliance since January 2001. Prior to joining LabCorp, Ms. van der Vaart was an attorney with Smith, Helms, Mulliss and Moore, LLP.

SCH-5

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Orchid Cellmark or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary for the Offer is:

If delivering by mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, New York 10272-2042

Phone: Toll-free (877) 248-6417

Fax: 718 234-5001

If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, (including IRS Form W-9) and the Notice of Guaranteed Delivery and the IRS Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, Connecticut 06902

(203) 658-9400

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll Free: (877) 827-0538

Email: orch.info@morrowco.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Bank of America Tower

One Bryant Park

New York, New York 10036

Call toll-free (888) 803-9655